EXECUTION VERSION
CONFIDENTIAL

ASSET PURCHASE AGREEMENT
between
MARVELL TECHNOLOGY GROUP LTD.,
as the Seller
and
NXP USA, INC.,
as the Buyer

Dated as of May 29, 2019

TABLE OF CONTENTS
Page
Article I
DEFINITIONS
Section 1.1Certain Defined Terms    1
Section 1.2Table of Definitions    11
Article II
PURCHASE AND SALE
Section 2.1Purchase and Sale of Assets    13

2	Excluded Assets 14
Section 2.3Assumed Liabilities    15
Section 2.4Excluded Liabilities    16
Section 2.5Consents to Certain Assignments    17
Section 2.6Closing Consideration    18
Section 2.7Closing    18
Section 2.8Withholding    19
Article III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
Section 3.1Organization and Qualification    19
Section 3.2Authority    19
Section 3.3No Conflict; Required Filings and Consents    20
Section 3.4Transferred Assets    21
Section 3.5Financial Statements    22
Section 3.6Absence of Certain Changes or Events    22
Section 3.7Compliance with Law; Permits    22
Section 3.8Litigation    24
Section 3.9Employee Plans    24
Section 3.10Labor and Employment Matters    26
Section 3.11Insurance    26
Section 3.12Real Property    26
Section 3.13Intellectual Property    26
Section 3.14Taxes    29
Section 3.15Environmental Matters    29
Section 3.16Material Contracts    30
Section 3.17Customers and Suppliers    31

ction 3.18	Warranties 32
Section 3.19Inventory; Transferred Personal Property    32
Section 3.20Affiliate Transactions    32
Section 3.21Brokers    32
Section 3.22Exclusivity of Representations and Warranties    33
Article IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
Section 4.1Organization    33
Section 4.2Authority    33
Section 4.3No Conflict; Required Filings and Consents    34
Section 4.4Financing    34
Section 4.5Brokers    34
Section 4.6Buyer’s Investigation and Reliance    35
Article V
COVENANTS

5.1	Conduct of Business Prior to the Closing 35
Section 5.2Covenants Regarding Information    38
Section 5.3Exclusivity    40
Section 5.4Notification of Certain Matters    40
Section 5.5Employee Benefits    40
Section 5.6Confidentiality    45
Section 5.7Consents and Filings    45
Section 5.8Further Assurances; Conveyance    48
Section 5.9No Solicitation    49

10	Non-Competition 51
Section 5.11Bulk Transfer Laws    52
Section 5.12Third Party Licenses; Consents    52
Section 5.13Cooperation Regarding Certain Employee Matters    52
Section 5.14Public Announcements    53
Section 5.15Affiliate Transactions    53

ction 5.16	Transferred Patents 53
Section 5.17Warranties    54
Section 5.18Transition Services Agreement Schedules    54
Article VI
TAX MATTERS
Section 6.1Tax Matters    54
Section 6.2Straddle Periods    56
Section 6.3Cooperation on Tax Matters    56
Section 6.4Transfer Taxes    57
Article VII
CONDITIONS TO CLOSING
Section 7.1General Conditions    57
Section 7.2Conditions to Obligations of the Seller Parties    58
Section 7.3Conditions to Obligations of the Buyer Parties    58
Section 7.4Frustration of Closing Conditions    59
Article VIII
INDEMNIFICATION
Section 8.1Survival of Representations, Warranties and Covenants    59
Section 8.2Indemnification by the Seller    60
Section 8.3Indemnification by the Buyer    60
Section 8.4Procedures    60

8.5	Limits on Indemnification 62
Section 8.6Exclusive Remedy    64
Section 8.7Treatment of Indemnity Payments    64
Article IX
TERMINATION
Section 9.1Termination    64
Section 9.2Effect of Termination    65
Article X
GENERAL PROVISIONS
Section 10.1Fees and Expenses    65
Section 10.2Amendment and Modification    65
Section 10.3Waiver; Extension    65
Section 10.4Notices    66
Section 10.5Interpretation    67
Section 10.6Entire Agreement    67
Section 10.7Parties in Interest    68
Section 10.8Governing Law    68
Section 10.9Submission to Jurisdiction    68
Section 10.10Disclosure Generally    69
Section 10.11Personal Liability    69
Section 10.12Assignment; Successors    69
Section 10.13Enforcement    69
Section 10.14Currency    69
Section 10.15Severability    70
Section 10.16Waiver of Jury Trial    70

ion 10.17	Counterparts 70
Section 10.18Facsimile or .pdf Signature    70
Section 10.19Time of Essence    70

10.20	No Presumption Against Drafting Party 70

ASSET PURCHASE AGREEMENT
ASSET PURCHASE AGREEMENT, dated as of May 29, 2019 (this “Agreement”), between Marvell Technology Group Ltd., a Bermuda exempted company (the “Seller”), and NXP USA, Inc., a Delaware corporation (the “Buyer”).
RECITALS
A.The Seller, through itself or one or more Affiliates (any such Affiliate that owns any Transferred Assets or Assumed Liabilities, together with the Seller, each a “Seller Party”) is engaged in the Business at various locations around the world.
B.    The Seller wishes to sell, and cause the Seller Parties to sell, to the Buyer or one or more of its Affiliates (any such Affiliate that purchases Transferred Assets or assumes Assumed Liabilities, together with the Buyer, each a “Buyer Party”), and the Buyer wishes to purchase, or to cause another Buyer Party to purchase, from the Seller Parties, the Transferred Assets, and in connection therewith, the Buyer Parties are willing to assume the Assumed Liabilities, all upon the terms and subject to the conditions set forth herein.
C.    Concurrently with the execution and delivery of this Agreement, certain Key Employees have entered into offer letter agreements with a Buyer Party, which agreements shall become effective at the Closing and shall be null and void if this Agreement is terminated.
AGREEMENT
In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:
Article I
DEFINITIONS
Section 1.1    Certain Defined Terms. For purposes of this Agreement:
“Action” means any filed claim, action, suit, investigation, subpoena, litigation, mediation, charge, complaint, administrative enforcement proceeding, arbitration or other proceeding by or before any Governmental Authority.
“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, provided, that Affiliate shall not include any (i) direct or indirect equityholder of any Person that owns less than fifty (50) percent of the equity interests in such Person or (ii) any other Persons in which such equityholders own equity or debt interests.
“Ancillary Agreements” means the Bill of Sale and Assignment and Assumption Agreement, the Intellectual Property Agreement, the Intellectual Property Assignments and the Transition Services Agreement.
“Bill of Sale and Assignment and Assumption Agreement” means one or more bill of sale and assignment and assumption agreements with a Seller Party substantially in the form of Exhibit A hereto, with such changes as the Seller and the Buyer may agree are appropriate under local Law or practice for transfers of Transferred Assets or Assumed Liabilities outside of the United States.
“Books and Records” means copies of the Seller Parties’ books and records to the extent necessary, or relating exclusively, to the operation of the Transferred Assets including (i) promotional literature, design manuals, plans, drawings, technical manuals, operating records for the Transferred Products, (ii) customer sales records for the preceding two (2) years, (iii) all lists, documents, records, other correspondence, financial reports, written information, computer files, website information and other computer readable media concerning the Business or the operation thereof, including the development, marketing, manufacture and sale of Transferred Products to past, present or prospective customers of, or other purchasers of Transferred Products or services from, the Business, (iv) emails of the nature described in Schedule 2.7(b) of the Disclosure Schedules, (v) except as may be limited by applicable Law, personnel and employment records, in the form maintained by the Seller in the ordinary course of business in respect of Transferred Employees and (vi) Prosecution History Files; provided that in no event shall Books and Records include any books and records the disclosure of which would contravene any applicable Laws or confidentiality agreements of the Seller Parties; provided, further, that the Seller shall use reasonable best efforts to mitigate such restrictions to allow disclosure of such books and records without contravening any applicable Laws or confidentiality agreements of the Seller Parties (provided that the foregoing mitigation requirements shall not apply to any records or other information relating to intellectual property vendor royalty rates, or semiconductor fabrication or outsourced assembly and test costs).
“Burdensome Condition” means any action, condition, or restriction required by a Governmental Authority as a condition to consummation of the transactions contemplated hereby that would have a Material Adverse Effect.
“Business” means the business of the Exploitation of baseband and RF integrated circuit products (and associated software) for wireless connectivity that meet either (i) the wireless local area networks (WLAN) 802.11xx standards promulgated by the IEEE or (ii) the Bluetooth standards promulgated by the Bluetooth Special Interest Group (SIG).
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York, San Francisco, California or the city in which the Buyer’s headquarters are located.
“Business Employees” means all individuals employed by the Seller Parties immediately prior to the Closing Date and listed on Schedule 1.1A, including (i) those on military leave and family and medical leave, (ii) those on approved leaves of absence, but only to the extent they have reemployment rights guaranteed under federal or state Law, under any applicable collective bargaining agreement or under any leave of absence policy of the Seller Parties and (iii) those on short-term disability under the Seller’s short-term disability program (those employees listed in clauses (i)–(iii), the “Leave Employees”).
“Business Products” means the products of the Business listed on Schedule 1.1B, which schedule separately identifies Business Products that are not Transferred Products.
“Buyer Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authority), Section 4.3(a)(i) (No Conflict) and Section 4.5 (Brokers).
“Buyer Material Adverse Effect” means any event, change, occurrence or effect that would reasonably be expected to prevent, materially delay or materially impede the performance by the Buyer Parties of their obligations under this Agreement or the Ancillary Agreements to which any of them will be a party or the consummation of the transactions contemplated hereby or thereby.
“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.
“CFIUS Approval” means (i) CFIUS has issued a written notice to the parties that it has concluded all action pursuant to the DPA and has determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement; or (ii) CFIUS has sent a report to the President of the United States requesting the President’s decision and either (x) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (y) the President has not taken any action within 15 days after the earlier of (A) the date the President received the report from CFIUS or (B) the end of CFIUS’s investigation of the transactions contemplated by this Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Competing Transaction” means any transaction (i) whereby any Person proposes to, or would, acquire, license, lease or otherwise obtain any ownership rights with respect to the Transferred Assets (in each case, whether by merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock or sale of assets), other than (x) the sale of Inventory in the ordinary course of business or (y) the non-exclusive license of Intellectual Property in the ordinary course of business consistent with past practices. “Competing Transaction” shall not include any of the following transactions as long as such transactions would not result in the loss of any material rights of the Buyer under this Agreement: (a) a merger, consolidation, share exchange, business combination or other similar transaction of or by the Seller involving all or substantially all of the Seller’s assets on a consolidated basis; (b) the acquisition by any Person of a majority of the Seller’s issued and outstanding voting equity interests; or (c) the sale, lease, transfer or other disposition of all or substantially all of the assets of the Seller on a consolidated basis or any of its lines of business, in each case so long as such transaction does not result in the loss of any rights of the Buyer under this Agreement.
“Contract” shall mean any contract, obligation, instrument, undertaking, mortgage, license, purchase order, indenture, loan agreement, note, bond, guarantee, assignment, lease or other agreement, commitment or undertaking of any nature, in each case, whether written or oral, and any amendment, renewal, replacement or supplement thereto.
“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.
“De Minimis Business” means any Person or business to the extent that less than $5 million of the annual revenues of such Person or business are derived from the Competing Business.
“De Minimis Investment” means an investment in a Person in which the Restricted Entities collectively hold less than 10% of the outstanding voting securities or similar equity interest in the case of a private company, or less than 5% of the outstanding voting securities or similar equity interest in the case of a publicly traded company, so long as no Restricted Entity is represented or has a right to representation or nomination on the board of directors or management of such Person.
“DPA” means Section 721 of the Defense Production Act of 1950, as amended, and all rules and regulations issued and effective thereunder including those codified at 31 C.F.R. Parts 800 and 801, as applicable.
“Employee Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), all formal written plans and all other compensation and benefit plans, contracts, policies, programs and arrangements of the Seller Parties (other than routine administrative procedures) that in each case are sponsored, maintained, or contributed to by the Seller Parties or any of their ERISA Affiliates for the benefit of any Business Employees or dependents thereof, including all pension, profit sharing, savings and thrift, bonus, stock bonus, stock option or other cash or equity-based incentive or deferred compensation, severance pay, termination indemnity, fringe benefit and medical and life insurance plans in which any of the Business Employees or their dependents participate.
“Encumbrance” means any charge, claim, mortgage, lien, option, pledge, right of first offer or refusal, security interest or other similar restriction.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with any Seller Party would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.
“Excluded Intellectual Property” means any Intellectual Property owned by a third party that (a) is licensed to a Seller Party that is not covered by an Assumed Contract and (b) is not included in the Licensed Intellectual Property, and in each case as listed on Schedule 3.4(c) of the Disclosure Schedules.
“Excluded Taxes” means any (i) Taxes arising out of or relating to the Seller Parties’ operation of the Business or that are imposed with respect to the Transferred Assets that are attributable to a Pre-Closing Tax Period (including any Taxes that are the Liability of the Seller pursuant to Article VI), and (ii) Transfer Taxes for which the Seller Parties are responsible pursuant to Section 6.4. For the avoidance of doubt, any Transfer Tax for which the Buyer is liable pursuant to Section 6.4 shall not be an Excluded Tax.
“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.
“Fraud” means any actual and intentional fraud causes of action that require as an element an intent to deceive or scienter, but not any type of fraud cause of action based on negligence.
“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.
“GDPR” means the General Data Protection Regulation (EU) 2016/679.
“Governmental Authority” means any United States or non-United States national, federal, state or local, international, supranational or other governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body.
“Government Official” means any (i) official, officer, employee, representative, or agent of a Governmental Authority or a public international organization (such as the United Nations or the World Bank) or any person acting in an official capacity for or on behalf of any such Governmental Authority or public international organization, or (ii) any candidate for political office, any political party, or any official of a political party.
“Intellectual Property Agreement” means the agreement in the form of Exhibit B hereto.
“Intellectual Property Assignments” means assignments duly executed by the applicable Seller Parties, transferring all of the Seller Parties’ right, title and interest in and to the Registered IP to the Buyer Parties.
“Intellectual Property Rights” or “Intellectual Property” means all intellectual property rights and related priority rights, whether protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including (a) Patents, (b) Marks, (c) copyrights, mask work rights, mask work registrations and applications therefor, works of authorship, including rights in databases, data collections and moral rights and all registrations, applications, renewals, extensions and reversions of any of the foregoing (all of the foregoing in this subsection (c), “Copyrights”), (d) trade secrets and rights in confidential and proprietary information, non-public discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, industrial designs, technical data and information, procedures, semiconductor device structures, drawings, specifications, databases, data collections and other information, including customer lists, customer data, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by issued Patents (all of the foregoing in this subsection (d), “Trade Secrets”), and (e) all registrations and applications for any of the foregoing and all rights to obtain renewals, continuations, divisions or other legal protections pertaining thereto.
“IP Sufficiency Representation” means the representations and warranties set forth in Section 3.4(c) (Transferred Assets).
“IRS” means the Internal Revenue Service of the United States.
“Key Employee” means the persons listed on Schedule 1.1C.
“Knowledge” with respect to the Seller means the actual knowledge, after reasonable inquiry, of the persons listed in Schedule 1.1D as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).
“Law” means any statute, law, treaty, regulatory requirement, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority.
“Liability” means any direct or indirect liabilities or obligations of any nature whatsoever, whether accrued, absolute or contingent, whether known or unknown, whether due or to become due, whether called a liability, obligation, indebtedness, guaranty, claim or otherwise.
“Licensed Intellectual Property” means the Intellectual Property that is licensed to a Buyer Party pursuant to the Intellectual Property Agreement.
“Marks” means fictional business names, corporate names, trade names, logos, slogans, trade dress rights, registered and unregistered trademarks and service marks, Internet domain names, other indications of source or origin and registrations and applications for any of the foregoing.
“Material Adverse Effect” means any event, change, state of facts, condition, development, occurrence or effect that is or would be, individually or in the aggregate, reasonably expected to have a material adverse effect on (a) the business, operations, assets, condition (financial or otherwise) or results of operations of the Business or the Transferred Assets, taken as a whole, or (b) the ability of the Seller or its applicable Affiliate to consummate the transactions contemplated by this Agreement or the Ancillary Agreements by the Termination Date; provided, however, that in the case of clause (a) above, any event, change, state of facts, condition, development, occurrence or effect arising out of, attributable to or resulting from the following, alone or in combination, shall not constitute or be considered in determining whether there has been a Material Adverse Effect: (i) general changes or developments in the industry in which the Business operates to the extent that such changes do not have a disproportionate impact on the Business or the Transferred Assets, taken as a whole, relative to other businesses in the same industry, (ii) changes in regional, national or international political conditions (including any outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency) or in general economic, business, regulatory, political or market conditions or in national or international financial markets to the extent that such changes do not have a disproportionate impact on the Business or the Transferred Assets, taken as a whole, relative to other businesses in the same industry, (iii) natural disasters or calamities to the extent that such changes do not have a disproportionate impact on the Business or the Transferred Assets, taken as a whole, relative to other businesses in the same industry, (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof to the extent that such changes do not have a disproportionate impact on the Business or the Transferred Assets, taken as a whole, relative to other businesses in the same industry, (v) the announcement or pendency of this Agreement and the transactions contemplated hereby, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (vi) any action required by this Agreement, (vii) any actions taken (or omitted to be taken) by or at the request of the Buyer, or (viii) the failure of the Business to meet internal forecasts, budgets, metrics or milestones, but not the underlying causes of such failure unless such underlying causes would otherwise be exempted from this definition (provided that this clause (viii) shall not be construed as implying that the Seller is making any representations or warranties regarding any forecasts, budgets, metrics or milestones).
“Non-Pursue IDs” means all invention disclosures submitted pursuant to the Seller’s established invention disclosure process during the eighteen (18) months preceding the date of this Agreement (a) that are owned by the Seller or its Affiliates, (b) that relate to the Business, (c) that include at least one Business Employee as a named inventor, (d) for which a U.S. provisional patent application was filed over one (1) year prior to the date of this Agreement or the Closing Date, as applicable and (e) for which no non-provisional patent application was filed.
“Order” means any judgment, order, injunction, decree, stipulation, ruling or award, whether rendered by a court, administrative agency or other Governmental Authority, by arbitration or otherwise.
“Patents” means patents and patent applications, including all continuations, divisionals, continuations-in-part, and provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing, and comparable rights, however denominated, in any jurisdiction throughout the world.
“Permitted Exception” means (i) statutory liens for current Taxes not yet due or payable or the validity or amount of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Seller Parties for a period greater than 60 days, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities and (iv) non-exclusive licenses of and covenants not to sue under Intellectual Property entered into in the ordinary course of business.
“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.
“Personal Data” means information that: (i) identifies or can be used to identify an individual (including names, signatures, addresses, telephone numbers, e-mail addresses and other unique identifiers); (ii) can be used to authenticate an individual (including employee identification numbers, government-issued identification numbers, passwords or PINs, financial account numbers, credit report information, biometric or health data, answers to security questions and other personal identifiers); or (iii) is defined as “personal data” pursuant to the GDPR.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“Privacy Obligations” means applicable Laws, contractual obligations, self-regulatory standards, or written policies or terms of use of the Seller Parties that are related to privacy, data protection or the processing of Personal Data, in each case as and to the extent applicable to the operation of the Business or to information regarding the Business Employees.
“Prosecution History Files” means all documentation relating to the Transferred Patents or Non-Pursue IDs, to the extent maintained by the Seller or its Affiliates in the ordinary course of its patent prosecution practices, including the invention disclosures and related analyses or evaluations, related correspondence with the Patent and Trademark Office and applicable assignment documentation.
“Purchase Price” means $1,760,000,000.
“Registered IP” means all Intellectual Property that is the subject of a registration, filing or certification with, or has otherwise been issued, filed with, perfected or recorded with or by any Governmental Authority, or any applications for any of the foregoing, including United States, internal and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (iii) registered Internet domain names, (iv) mask work registrations and applications for registration, and (v) registered copyrights and applications for copyright registration.
“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives of such Person.
“Required Antitrust Approvals” means the approvals listed on Schedule 1.1E.
“Return” means any return, declaration, report, statement, information statement and other document filed or required to be filed with any Tax Authority with respect to Taxes.
“Seller Group” means Seller and its Subsidiaries.
“Seller Transaction Expenses” means any and all (whether or not disclosed) costs, fees and expenses (i) of outside professionals incurred by the Seller Parties or any of their respective Affiliates in connection with the negotiation, execution and consummation of the transactions contemplated herein and therein, including all legal, accounting, financial advisory, investment banking, management or other professional services fees and expenses, (ii) associated with the delivery of the Transferred Assets; provided, that costs, fees and expenses associated with the delivery of the Transferred Assets that are Seller Transaction Expenses shall not include (and the Buyer shall be responsible for) (x) movement or assembly of any tangible assets past the loading docks of a Buyer facility within a reasonable distance from (in the same metropolitan area) the Seller facility at which the asset was located or (y) the acquisition of servers or other devices in addition to those included in the Transferred Personal Property necessary to deliver data included in the Transferred Assets, and (iii) any sale, change of control, “stayaround,” retention, severance, or similar bonuses, compensation or payments to any Business Employee (other than any such bonus, compensation or payment obligation entered into by and between any Business Employee and the Buyer or its Affiliates) that are to be paid or are payable at or as a result of or in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, including the employer portion of any FICA, FUTA or similar employment taxes payable by the Buyer with respect to such payments, but reduced by the value of any Tax deduction that the Buyer determines in good faith would be realized in connection with such payments.
“Software” means all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code or other form, including libraries, subroutines and other components thereof, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts, architectures, development tools, and other materials and work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including development, diagnostic, support, user manuals, and other training documentation, related to any of the foregoing.
“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.
“Subsidiary” means, with respect to any Person, any other Person of which at least 50% of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person.
“Tax Action” means any claim, action, suit, complaint, arbitration, audit, investigation, review, assessment, notice of deficiency or other proceeding relating to any Tax or Return by or before any Tax Authority.
“Tax Authority” means any Governmental Authority responsible for the imposition, determination or collection of any Tax or the audit, investigation or review of any Return.
“Taxes” means (a) any and all taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed, assessed, or collected by or under the authority of any Tax Authority, including any income, franchise, windfall or other profits, gross receipts, property, capital gains, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth taxes and taxes in the nature of an excise tax, withholding tax, ad valorem tax, business tax, transfer tax, stamp tax, estimated tax, surtax or value added tax.
“Technology” means all technology, techniques, processes, designs, design rules, inventions (whether or not patented or patentable), plans, discoveries, ideas, concepts, methods, specifications, communication protocols, algorithms, routines, logic information, register-transfer levels, netlists, verilog files, simulations, emulation and simulation reports, test vectors and procedures, protocols, works of authorship, mask works, Software, files, information, documentation, data, databases, firmware, devices and hardware and other scientific or technical information or materials, in whatever form and other tangible embodiments of the foregoing, whether or not embodying or associated with Intellectual Property Rights. For the avoidance of doubt, Technology does not include any Intellectual Property Rights.
“Trade Law” means the FCPA, the U.S. Travel Act, the U.S. Domestic Bribery Statute contained in 18 U.S.C. §201, the Money Laundering Control Act (1986), the Uniting and Strengthening America by Providing Appropriate Tools to Restrict, Intercept, and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act), the International Traffic in Arms Regulations (22 C.F.R. §§ 120 et seq.), the U.S. Export Administration Regulations (15 C.F.R. §§730 et seq.), the International Boycott Provisions of Section 999 of the Code, the UK Bribery Act 2010, the UK Proceeds of Crime Act 2002, or any state, federal, domestic, foreign, or international anti-corruption, anti-bribery, anti-kickback, anti-fraud, anti-money laundering, anti-terrorist financing, anti-narcotics, anti-boycott, export control, sanctions (including, but not limited to, regulations issued by the United States Department of the Treasury’s Office of Foreign Assets Control, and any underlying Executive Orders and Acts of Congress), embargo, import control, customs, tax, insider trading, insurance, banking, false claims, anti-racketeering, or other Law of similar effect.
“Transfer Tax” means all transfer and similar Taxes imposed as a result of the transactions contemplated hereby, including documentary, recording, registration, stamp duty, transfer, real estate transfer, sales and use, value added, goods and services tax, bonding, debonding, and similar Taxes and fees in all jurisdictions whenever and wherever imposed and shall include all such Taxes payable in relation to any deemed or indirect transfer of assets or property as a result of the transactions contemplated hereby and all penalties, surcharges, charges, interest and additions thereto. For the sake of clarity, “Transfer Tax” shall not include any income, franchise, withholding or similar Taxes.
“Transition Services Agreement” means the agreement in the form of Exhibit C hereto.
“Treasury Regulations” means the regulations promulgated under the Code.
“Wind-Down” means that within the required timeframe, the Person or business acquired in the Acquisition has (x) ceased to engage in any product development in the Competing Business, (y) ceased to engage in customer design activity, and (z) sent an “end of life” notice with respect to all products of the Competing Business within one (1) month after the closing of the Acquisition and, in any event, ceased all customer shipments within twelve (12) months of the closing of the Acquisition.
Section 1.2    Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:
Definition    Location
Acquisition    5.10(b)(i)

Agreement	Preamble

Alien Employees	5.5(h)

Allocation Dispute Notice	6.1(c)

Alternative Recovery	8.5(b)

Arbiter	6.1(b)

Assumed Contracts	2.1(a)

Assumed Leases	2.1(b)

Assumed Liabilities	2.3

Basket Amount	8.5(a)(i)

Business Information Systems	3.13(j)

Business Statements	3.5(a)

Buyer	Preamble

Buyer Indemnified Parties	8.2

Buyer Materiality Qualifiers	7.2(a)

Buyer Party	Recitals

Buyer Savings Plan	5.5(c)

Buyer Welfare Benefit Plans	5.5(d)(i)

CFIUS Notice	5.7(c)(ii)

Claim Information	8.4(a)

Claim Notice	8.4(e)

Closing	2.7

Closing Date	2.7

COBRA Obligations	5.5(d)(ii)

Competing Business	5.10(a)

Confidentiality Agreement	5.6(a)

Contributor	3.13(g)

Disclosure Schedules	III

Discussion Period	6.1(c)

Dispute Statement	6.1(b)

Eligible Patents	5.16

Environmental Laws	3.15(b)(i)

Environmental Permits	3.15(b)(ii)

Excluded Assets	2.2

Excluded Liabilities	2.4

Exploitation	5.10(d)

Final Allocation	6.1(c)

Final Seller Allocation Schedule	6.1(b)

Gibson Dunn	2.2(o)

ID Filed Applications	5.16(b)

Illegal Activities	3.7(c)

Indemnification Ancillary Agreements	8.1(a)

Indemnified Party	8.4(a)

Indemnifying Party	8.4(a)

Institution	3.13(h)

Inventory	2.1(g)

Losses	8.2

Material Contracts	3.16(a)

Non-Competing Products	5.10(d)

Non-Transferring Employee	5.9(a)

Permits	3.7(b)

PMIC	5.8(e)

Proposed Allocation	6.1(c)

Related Person	3.20

Required Filing	5.7(a)

Restricted Benefits	3.7(c)

Restricted Entities	5.10(a)

Restriction Period	5.10(a)

Seller	Preamble

Seller Allocation Schedule	6.1(b)

Seller Continuing Confidential Information	5.6(a)

Seller Employee	5.9(b)

Seller Fundamental Representations	8.1(a)

Seller Indemnified Parties	8.3

Seller Materiality Qualifiers	7.3(a)

Seller Party	Recitals

Seller Savings Plan	5.5(c)

Seller Welfare Benefit Plans	5.5(d)(i)

Significant Customer	3.17(a)

Significant Supplier	3.17(a)

Tax Purchase Price	6.1(a)

Termination Date	9.1(c)

Third Party Claim	8.4(a)

Trade Licenses	3.7(d)

Transferred Assets	2.1

Transferred Confidential Information	5.6(a)

Transferred Employees	5.5(a)

Transferred Intellectual Property	2.1(d)

Transferred Non-Patent Intellectual Property	2.1(d)

Transferred Patents	2.1(c)

Transferred Personal Property	2.1(f)

Transferred Products	2.1(h)

Transferred Technology	2.1(e)

WARN Act	5.5(f)

Article II
PURCHASE AND SALE
Section 2.1    Purchase and Sale of Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller Parties shall sell, assign, transfer, convey and deliver to the Buyer, or one of the other Buyer Parties, all of the Seller Parties’ right, title and interest as of the Closing Date in and to the Transferred Assets, free and clear of all Encumbrances other than Permitted Exceptions, and the Buyer, or one of the other Buyer Parties, shall purchase, acquire, accept and pay for the Transferred Assets and assume the Assumed Liabilities. “Transferred Assets” shall mean all of the Seller Parties’ right, title and interest in and to the following enumerated assets (other than the Excluded Assets), as they exist at the time of the Closing, as set forth below:
(a)    all rights of the Seller Parties under the contracts and agreements listed on Schedule 2.1(a) of the Disclosure Schedules (such agreements, together with the Assumed Leases, the “Assumed Contracts”);
(b)    all leaseholds and other interests in real property pursuant to the leases listed in Schedule 2.1(b) of the Disclosure Schedules (the “Assumed Leases”);
(c)    (i) all Patents listed in Schedule 2.1(c)(i) of the Disclosure Schedules as determined pursuant to Section 5.16(a) (which Schedule 2.1(c)(i) shall be updated by the Seller prior to Closing to add certain invention disclosures set forth on Schedule 2.1(c)(ii) as of the date hereof for which Patent applications were filed prior to Closing as provided in Section 5.16(b)) and (ii) all invention disclosures listed in Schedule 2.1(c)(ii) of the Disclosure Schedules (which, pursuant to Section 5.16(b), Schedule 2.1(c)(ii) shall be updated by the Seller prior to Closing to (x) add invention disclosures submitted pursuant to the Seller’s established invention disclosure process that are relating to the Business and that name a Business Employee as an inventor, and (y) remove invention disclosures for which patent applications were filed between the date of this Agreement and the Closing Date (the “Transferred Patents”));
(d)    all Intellectual Property (other than Patents and Technology), including the Non-Pursue IDs, listed in Schedule 2.1(d) of the Disclosure Schedules (the “Transferred Non-Patent Intellectual Property” and, together with the Transferred Patents, the “Transferred Intellectual Property”);
(e)    all Technology that is listed in Schedule 2.1(e) of the Disclosure Schedules (the “Transferred Technology”);
(f)    all equipment and other tangible personal property listed on Schedule 2.1(f) of the Disclosure Schedules, as updated by the Seller three Business Days prior to the Closing Date with such changes as the Seller may make that do not in the aggregate materially adversely affect the nature and value of such equipment and other tangible personal property compared to the nature and value of such equipment and other tangible personal property in the aggregate reflected on the Schedule 2.1(f) of the Disclosure Schedules as delivered on the date hereof and to which the Buyer consents (which consent shall not be unreasonably withheld, conditioned or delayed) (the “Transferred Personal Property”);
(g)    all raw materials, work-in-progress, finished goods, and other inventories of the Transferred Products, which shall be listed on Schedule 2.1(g) of the Disclosure Schedules delivered by the Seller on the Closing Date (an example of Schedule 2.1(g) of the Disclosure Schedules as of the date hereof is included in the Disclosure Schedules); the Seller will provide a preliminary Schedule 2.1(g) of the Disclosure Schedules ten (10) Business Days prior to the Closing Date and will provide a final, complete and correct Schedule 2.1(g) of the Disclosure Schedules as of the Closing Date on the Closing Date (the “Inventory”);
(h)    the products of the Business listed on Schedule 2.1(h) of the Disclosure Schedules, including (i) the products listed on such schedule that are currently under development and (ii) modifications, extensions and improvements as of the Closing Date to any of such listed products (the “Transferred Products”);
(i)    prepaid expenses and deposits and refunds under the Assumed Contracts;
(j)    to the extent legally transferrable, all third party warranties, indemnities and guarantees with respect to any Transferred Personal Property; and
(k)    the Books and Records.
Section 2.2    Excluded Assets. Notwithstanding anything contained in Section 2.1 to the contrary, the Seller is not selling, and the Buyer Parties are not purchasing, any assets other than those specifically described in Section 2.1, and without limiting the generality of the foregoing, the term “Transferred Assets” shall expressly exclude the following assets of the Seller, all of which shall be retained by the Seller (collectively, the “Excluded Assets”):
(a)    all of the Seller Parties’ cash and cash equivalents, accounts receivable, deferred charges and prepaid items, except as set forth in Section 2.1(i);
(b)    the Seller Parties’ corporate books and records of internal corporate proceedings, tax records, work papers and books and records, except as set forth in Section 2.1(k);
(c)    all of the Seller Parties’ bank accounts;
(d)    all accounting records (including records relating to Taxes) and internal reports relating to the business activities of the Seller Parties, except as set forth in Section 2.1(k);
(e)    any interest in or right to any refund of Taxes relating to the Business, the Transferred Assets or the Assumed Liabilities for, or applicable to, any Pre-Closing Tax Period;
(f)    all Permits of the Seller Parties, including import and export licenses;
(g)    all rights of the Seller Parties with respect to Contracts that are not Assumed Contracts;
(h)    interests in real property other than pursuant to the Assumed Leases;
(i)    any insurance policies and rights, claims or causes of action thereunder;
(j)    except as specifically provided in Section 5.5, any assets relating to any Employee Plan;
(k)    all rights, claims and causes of action relating to any Excluded Asset or any Excluded Liability;
(l)    Business Products that are not Transferred Products;
(m)    all Patents of the Seller Parties that are not Transferred Patents, including the Patents listed on Schedule 2.2(m) of the Disclosure Schedule as determined pursuant to Section 5.16.
(n)    all rights of the Seller Parties under this Agreement and the Ancillary Agreements; and
(o)    all confidential communications between the Seller and its Affiliates, on the one hand, and Gibson, Dunn & Crutcher (“Gibson Dunn”), on the other hand, relating to the Business or the Transferred Assets or arising out of or relating to the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby, including any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, and including any information or files in any format of Gibson Dunn in connection therewith.
Section 2.3    Assumed Liabilities. In connection with the purchase and sale of the Transferred Assets pursuant to this Agreement, at the Closing, the Buyer, or one of the other Buyer Parties, shall assume and pay, discharge, perform or otherwise satisfy the following Liabilities and obligations of the Seller Parties arising out of, relating to or otherwise in respect of the Business or the Transferred Assets (the “Assumed Liabilities”):
(a)    all Liabilities accruing, arising out of or relating to the conduct or operation of the Business or the ownership or use of the Transferred Assets from and after the Closing Date, except that no Buyer Party shall assume or agree to pay, discharge or perform any Liabilities arising out of any breach of any provision of any Assumed Contract by a Seller Party prior to the Closing Date;
(b)    any Taxes arising out of or relating to the operation of the Business or that are imposed with respect to the Transferred Assets that are attributable to a Post-Closing Tax Period (including any Taxes to be paid by a Buyer Party pursuant to Article VI);
(c)    all Liabilities of the Seller Parties under the Assumed Contracts to be performed on or after, or in respect of periods following, the Closing Date, except that no Buyer Party shall assume or agree to pay, discharge or perform any Liabilities arising out of any breach by a Seller Party of any provision of any Assumed Contract;
(d)    all Liabilities in respect of Transferred Products manufactured, marketed, distributed or sold by the Business after the Closing Date, including any such Liabilities arising out of or relating to infringement or misappropriation of Intellectual Property Rights of any third party; and
(e)    all Liabilities (i) relating to the employment or termination of employment of any Transferred Employee by the Buyer or an Affiliate thereof following the Closing or (ii) expressly assumed by the Buyer pursuant to Section 5.5.
The Buyer’s assumption of an Assumed Liability shall not limit the Buyer’s right to seek indemnification under this Agreement for a breach of representation and warranty. Notwithstanding anything to the contrary herein, the assumption of the Assumed Liabilities by the Buyer Parties shall not enlarge any rights of third parties under contracts or arrangements with any Seller Party or Buyer Party, and nothing herein shall prevent any Buyer Party or Seller Party from contesting in good faith any such Liabilities with any third party.
Section 2.4    Excluded Liabilities. Notwithstanding any other provision of this Agreement to the contrary, the Buyer Parties are not assuming and the Seller Parties shall pay, perform or otherwise satisfy, all Liabilities other than the Assumed Liabilities (the “Excluded Liabilities”), including the following:
(a)    all Liabilities accruing, arising out of or relating to the conduct or operation of the Business or the ownership or use of the Transferred Assets prior to the Closing Date;
(b)    Liabilities for Excluded Taxes;
(c)    Seller Transaction Expenses;
(d)    all Liabilities in respect of Business Products manufactured, marketed, distributed or sold by the Business before the Closing Date;
(e)    Liabilities arising out or relating to Actions or threatened Actions to the extent involving or relating to the operation of the Business and the Transferred Assets prior to the Closing Date;
(f)    any Liability pursuant to any Environmental Law arising from or relating to any action, event, circumstance or condition occurring or existing on or prior the Closing Date;
(g)    all Liabilities (i) retained by the Seller Parties pursuant to Section 5.5, (ii) arising from or in respect of the employment of any Transferred Employee by the Seller Parties prior to the Closing, (iii) arising from or in respect of the employment or termination of employment of any Business Employee on or prior to the Closing, including any gratuity payment, severance, notice or other payment or benefit due on the termination of employment of any Business Employee at the Closing, (iv) arising from the employment or termination of employment of any current or former employee or service provider of the Seller Parties other than, in each case, any Transferred Employee following the Closing, and (v) arising from or in respect of any Employee Plan, whenever arising;
(h)    any indebtedness for borrowed money or guarantees thereof outstanding as of the Closing Date;
(i)    accounts payable of the Seller Parties incurred in connection with the operation of the Business prior to the Closing Date; and
(j)    any Liability or obligation relating to an Excluded Asset.
Section 2.5    Consents to Certain Assignments.
(a)    Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, this Agreement and the Ancillary Agreements shall not constitute an agreement to transfer or assign any asset, permit, claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention under any agreement or Law to which a Seller Party is a party or by which it is bound, or if any attempted assignment would adversely affect the rights of a Seller Party thereunder so that the Buyer Parties would not in fact receive all such rights or the Seller Party would forfeit or otherwise lose the benefit of rights that the Seller Party is entitled to retain.
(b)    If any such consent is not obtained prior to Closing and as a result thereof the Buyer Parties shall be prevented by such third party from receiving the rights and benefits with respect to such Transferred Asset intended to be transferred hereunder, or if any attempted assignment would adversely affect the rights of a Seller Party thereunder so that the Buyer Parties would not in fact receive all such rights or the Seller Party would forfeit or otherwise lose the benefit of rights that the Seller Party is entitled to retain, the Seller and the Buyer shall: (i) cooperate in any lawful and commercially reasonable arrangement, as the Seller and the Buyer shall agree, under which the Buyer Parties would, to the extent practicable and for a period of no more than 18 months following the Closing Date, obtain the economic claims, rights and benefits under such asset and assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including by subcontracting, sublicensing or subleasing to the Buyer; provided, that all reasonable out-of-pocket administrative expenses of such cooperation and related actions shall be shared equally by the Buyer and the Seller, (ii) enforce at the request of the Buyer any rights of the Seller arising from such asset against the issuer thereof or other party or parties thereto (including the right to elect to terminate such asset in accordance with the terms thereof upon the advice of the Buyer), and (iii) continue to hold and operate such asset in all material respects in the ordinary course of business and taking into account the transactions contemplated by this Agreement and the Ancillary Agreements. For the avoidance of doubt, as provided in Section 5.12, the Seller Parties shall not be required to make any payments in respect of any consent to assignment or any third party license to be obtained by the Buyer Parties. The Seller shall promptly pay to the Buyer when received all monies received by the Seller Parties under such Transferred Asset or any claim or right or any benefit arising thereunder and the Buyer shall indemnify and promptly pay the Seller for all Liabilities of the Seller Parties associated with such Transferred Asset. To the extent that the parties are not successful in providing the economic claims, rights and benefits under a Transferred Asset to the Buyer Parties within 18 months following the Closing, such asset will cease to be a Transferred Asset and the Buyer Parties shall assume no Liabilities with respect to such asset.
Section 2.6    Closing Consideration. In consideration for the sale, assignment, transfer, conveyance and delivery of the Transferred Assets to the Buyer or one of the other Buyer Parties, at the Closing, (a) the Buyer or one of the other Buyer Parties shall pay to the Seller or one or more other Seller Parties, as identified by the Seller, by wire transfer to bank account(s) designated in writing by the Seller to the Buyer at least five Business Days prior to the Closing Date, an amount equal to the Purchase Price in immediately available funds in United States dollars and (b) the Buyer or one or more of the other Buyer Parties shall assume the Assumed Liabilities.
Section 2.7    Closing.
(a)    The sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Gibson, Dunn & Crutcher LLP, 555 Mission Street, San Francisco at 10:00 a.m. California time, or remotely via electronic transmission of related documentation or other similar means, on the fifth (5th) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII has occurred (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date), or at such other place or at such other time or on such other date as the Seller and the Buyer mutually may agree in writing. The day on which the Closing takes place is referred to as the “Closing Date” and the Closing shall be deemed to have occurred on 12:01 a.m. California time on the Closing Date.
(b)    At the Closing, the Seller shall deliver or cause to be delivered to the Buyer:
(i)    the Transferred Assets, in accordance with Schedule 2.7(b) of the Disclosure Schedules (as such schedule may be updated between the date of this Agreement and the Closing Date with such changes as agreed in good faith by the Seller and the Buyer as necessary or reasonable to provide for the delivery of the Transferred Assets in an effective and efficient manner);
(ii)    a certificate, dated as of the Closing Date, signed by a duly authorized officer of the Seller, confirming the satisfaction of the conditions specified in Sections 7.3(a) and (b);
(iii)    an executed counterpart of each of the Ancillary Agreements to which a Seller Party is a party, signed by the Seller or its applicable Affiliate; and
(iv)    a copy of the “Project Catalina” electronic room hosted by Intralinks with respect to the Business as of the Closing Date, excluding the “Clean Room” folder thereof, the delivery of which shall not in and of itself cause the contents thereof to become Transferred Assets if they would not otherwise be Transferred Assets hereunder.
(c)    At the Closing, the Buyer shall deliver or cause to be delivered to the Seller:
(i)    the Purchase Price, as set forth in Section 2.6;
(ii)    a certificate, dated as of the Closing Date, signed by a duly authorized officer of the Buyer, confirming the satisfaction of the conditions specified in Section 7.2(a); and
(iii)    an executed counterpart of each of the Ancillary Agreements to which a Buyer Party is a party, signed by the Buyer or its applicable Affiliate.
Section 2.8    Withholding. The Buyer Parties shall be entitled to deduct and withhold from any amounts otherwise payable hereunder such amounts as are required to be deducted or withheld from such amounts under the Code, the Treasury Regulations or any provision of any other Tax Law (including any state, local or foreign Tax Law). In the event that the Buyer Parties determine that such deduction or withholding is required, the Buyer Parties shall notify the Seller of such determination at least ten (10) days prior to the Closing Date, and shall reasonably cooperate with the Seller to claim any benefits or reduce and/or eliminate any such withholding Taxes. The Buyer shall take all actions that may be necessary to ensure that any such amounts so deducted or withheld are promptly and properly remitted to the appropriate Tax Authority in accordance with the applicable law. To the extent that amounts are so deducted or withheld and remitted to the appropriate Tax Authority and provides the Seller with evidence reasonably satisfactory to the Seller with respect thereto, such amounts shall be treated for all purposes of this Agreement as having been paid to the party otherwise entitled to receive such payment pursuant to this Agreement.
Article III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
Except as set forth in the corresponding section of the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”) (giving effect to Section 10.10), the Seller hereby represents and warrants to the Buyer as of the date hereof and as of the Closing Date as follows:
Section 3.1    Organization and Qualification.
(a)    Each of the Seller Parties is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to (i) own, lease and operate the Transferred Assets owned by it and (ii) carry on the Business as it is now being conducted by it.
(b)    Each Seller Party is duly qualified and licensed to do business as a foreign corporation in, and is in good standing (where such concept is applicable) in, each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such licensing necessary, except, in each case, where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
Section 3.2    Authority. The Seller has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. Each other Seller Party has all requisite power and authority to execute and deliver each of the Ancillary Agreements to which it will be a party, to perform its obligations thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Seller of this Agreement and by each Seller Party of each of the Ancillary Agreements to which it will be a party and the consummation by each Seller Party of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements will have been, duly executed and delivered by each Seller Party that is a party thereto and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements will constitute, the legal, valid and binding obligation of each Seller Party that is a party thereto, enforceable against such Seller Party in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).
Section 3.3    No Conflict; Required Filings and Consents.
(a)    The execution, delivery and performance by the Seller of this Agreement and by each Seller Party of each of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby do not and will not:
(i)    conflict with or violate the certificate of incorporation or bylaws or similar organizational documents of any Seller Party;
(ii)    conflict with or violate any Law applicable to any Seller Party, the Business or any of the Transferred Assets or by which any Seller Party, the Business or any of the Transferred Assets may be bound or affected;
(iii)    conflict with, result in any breach of, result in the loss of any right or benefit of, cause acceleration of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) (or give rise any right to terminate, cancel, amend or accelerate) under, or require any consent of any Person not listed on Schedule 3.3(a)(iii) of the Disclosure Schedules pursuant to, any Material Contract; or
(iv)    result in the creation or imposition of any Encumbrance on the Transferred Assets;
except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Assets or the Assumed Liabilities, taken as a whole, or prevent, materially delay or materially impede the performance by the Seller Parties of their respective obligations under this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.
(b)    The Seller Parties are not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Seller Parties of this Agreement or any Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, except (i) the Required Antitrust Approvals and the CFIUS Approval, (ii) where failure to obtain such notice, authorization, approval, order, permit, or consent, or to make such filing or notification, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impede the performance by the Seller Parties of their obligations under this Agreement or the consummation of the transactions contemplated hereby and thereby or (iii) as may be necessary as a result of any facts or circumstances relating to the Buyer or any of its Affiliates.
Section 3.4    Transferred Assets.
(a)    The Seller Parties have good, valid and marketable title to, or have other legal rights to possess and use, all of the Transferred Assets, free and clear of all Encumbrances (including Encumbrances resulting from any indebtedness of any Seller Party), other than Permitted Exceptions. This Agreement, the Ancillary Agreements and the instruments and documents to be delivered by the Seller Parties to the Buyer Parties at or following the Closing shall be adequate and sufficient to transfer to the Buyer or one of its Affiliates the Seller Parties’ entire right, title and interest in and to the Transferred Assets, subject to Section 2.5.
(b)    The transfer to the Buyer Parties of the Transferred Assets pursuant to this Agreement, together with the Buyer’s rights under this Agreement and the Ancillary Agreements, comprise the assets (tangible and intangible, excluding Intellectual Property) required to operate the Business as currently conducted and are sufficient for the continued conduct of the Business immediately after the Closing in substantially the same manner in all material respects as such operations are being conducted by the Seller Parties immediately preceding the date of this Agreement, except that (i) the Seller Parties will not be assigning to the Buyer Parties the agreements listed on Schedule 3.4(b) of the Disclosure Schedules with customers, manufacturers, distributors, vendors, contractors or suppliers or equipment lessors of the Business, and the Buyer Parties will have to secure its own agreements with such parties; (ii) the Seller Parties are not transferring all real property currently used by the Business and the Buyer Parties will have to secure their own real property; (iii) except as otherwise set forth in the Transition Services Agreement, the Business will no longer have the benefit of any of the Seller Group’s (a) shared resources including manufacturing, operations (including product test engineering, package design, product engineering and supply chain management), central engineering, sales operations, finance, human resources, IT, facilities, legal services or legal personnel, except to the extent included as a Business Employee or (b) insurance policies, and (iv) the Seller Parties will not provide any access to any employee benefit plans of the Seller Group to any Business Employee after the Closing Date.
(c)    Except for the Excluded Intellectual Property identified on Schedule 3.4(c) of the Disclosure Schedules, the Transferred Intellectual Property, together with the Licensed Intellectual Property, the third-party Intellectual Property in-licensed under the Assumed Contracts, and the services provided to the Buyer Parties pursuant to the Transition Services Agreement, constitutes all of the material Intellectual Property owned or used by Seller to develop, have manufactured and commercialize the Transferred Products as of the Closing Date. For the avoidance of doubt, this Section 3.4(c) is not intended to be a representation as to infringement or non-infringement of any third party Intellectual Property.
Section 3.5    Financial Statements.
(a)    Attached as Schedule 3.5(a) of the Disclosure Schedules are true and correct copies of the unaudited statement of revenues and statement of profits and losses for the Business for the fiscal years ended February 2, 2019 and February 3, 2018 (the “Business Statements”).
(b)    The Business Statements (i) are correct in all material respects, (ii) fairly present, in all material respects, the financial position and results of operations of the Business as at the respective dates thereof and for the respective periods and (iii) have been prepared in accordance with books and records regularly maintained by the Seller and were subject to the Seller’s internal controls, which controls are in accordance with accounting practice customary for a business of its type. The revenues reflected in the Business Statements have been determined in accordance with GAAP based on and in conformity with the revenue recognition policy of the Seller.
Section 3.6    Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement:
(a)    Since February 2, 2019 through the date of this Agreement, the Seller Parties have operated the Business in the ordinary course of business in all material respects and has not changed the nature or scope of the Business in any material respect.
(b)    Since the February 2, 2019 through the date of this Agreement, there has not occurred any event, change, state of facts, condition, development, occurrence or effect that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 3.7    Compliance with Law; Permits.
(a)    The operation of the Business and the use and ownership of Transferred Assets by the Seller is in material compliance with, and since January 1, 2017 has been in material compliance with, all applicable Laws, and the Seller is not in violation in all material respects of any such Laws in respect of the Transferred Assets or the Business.
(b)    The Seller Parties are in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for them to own, lease and operate the Transferred Assets and to carry on the Business as currently conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
(c)    Since January 1, 2016, none of the Seller Parties, their respective directors, officers and employees, or, to the Knowledge of the Seller, other Persons acting on behalf, at the direction of or under the control of any Seller Party in relation to the Business or the Transferred Assets or Assumed Liabilities (i) has violated, has caused other Persons to be in violation of, is currently violating, or is reasonably expected to violate the FCPA or any other Trade Laws; (ii) has with a corrupt or improper intention directly or indirectly (through other Persons) paid, provided, promised, offered, or authorized the payment or provision of money, a financial advantage, favor, or anything else of value to a Government Official or any other Person whether in the public or private sector for purposes of obtaining, retaining, or directing permits, licenses, favorable tax or duty decisions, court decisions, special concessions, contracts, business, or any other improper advantage; (iii) has with a corrupt or improper intention otherwise offered, promised, authorized, provided, or incurred any bribe, kickback, payment, expense, contribution, gift, gratuity, favor, entertainment, travel or other benefit or advantage (“Restricted Benefits”) to or for the benefit of any Government Official or other Person whether in the public or private sector; (iv) has solicited, accepted, or received any Restricted Benefits from any Person; (v) has established or maintained any slush fund or other unlawful, unrecorded, or off-the-books fund or account; (vi) has inserted, concealed, or misrepresented corrupt, illegal, fraudulent, or false payments, expenses, or other entries in the books and records of the Seller Parties; (vii) is a Government Official; (viii) has laundered, concealed, or disguised the existence, illegal origins, and/or illegal application of, criminally derived income/assets; (ix) has knowingly used or dealt with funds or proceeds derived from illegal activities such as corruption, fraud, embezzlement, drug trafficking, arms smuggling, prostitution, organized crime, or terrorism (“Illegal Activities”); or (x) has knowingly used any funds to finance Illegal Activities.
(d)    The Seller Parties, and to the Seller’s Knowledge, any other Persons acting on behalf, at the direction of or under the control of the Seller Parties in relation to the Business or the Transferred Assets or Assumed Liabilities, since January 1, 2016, (i) have not made or authorized any unlawful import into or export from the United States in violation of U.S. Trade Laws; (ii) have not engaged in any Business in, or provided, sold to, or otherwise transferred, without any required approval from the U.S. Government, any products, software, technology, or services, directly or indirectly, to Iran, Cuba, North Korea, Sudan, Syria, the Crimea Region of Ukraine, or any other country or region subject to comprehensive or partial U.S. sanctions or any instrumentality, agent, entity, or individual acting on behalf of, or directly or indirectly owned or controlled by, (1) any Governmental Authority of such countries or regions, or (2) any person resident or established therein; (iii) have obtained all registrations, approvals or licenses necessary for importing, exporting or providing products and services in accordance with all applicable Trade Laws (“Trade Licenses”) and all such Trade Licenses are valid, current, and in full force and effect and (iv) have conducted the Business in accordance with all applicable export, import, and other Trade Laws and Trade Licenses. The Seller made available to the Buyer the export classifications of the Business Products.
(e)    None of the Seller Parties or their respective directors, officers or employees, or to the Seller’s Knowledge, other Persons acting under the control of, at the direction of or for the benefit of the Seller Parties involved with the Business or the Transferred Assets or Assumed Liabilities, customers of, or any other third parties engaged by, the Business (i) is or has been at any time since January 1, 2016, a national or resident of Iran, Cuba, North Korea, Sudan, Syria, the Crimea Region of Ukraine, or any other country or region that is or was at any time since January 1, 2016 subject to comprehensive U.S. sanctions; (ii) appears or at any time since January 1, 2016 has appeared on the List of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, or any other list of sanctioned, embargoed, blocked, criminal, or debarred persons maintained by any U.S. or non-U.S. Governmental Authority, the European Union, Interpol, the United Nations, the World Bank, or any other public international organization; or (iii) is otherwise the subject of any sanctions, suspensions, embargoes or debarment by the U.S. Government or any other Governmental Authority or public international organization, including by reason of being owned or controlled by any of the foregoing.
(f)    Since January 1, 2016, none of the Seller Parties, and to the Seller’s Knowledge, other Persons acting on behalf, at the direction of or under the control of the Seller Parties in relation to the Business or the Transferred Assets or Assumed Liabilities has participated or been asked to participate directly or indirectly in any boycotts or other similar practices in violation of, or triggering penalties under, the regulations of the United States Department of Commerce or Section 999 of the Code.
(g)    Since January 1, 2016, none of the Seller Parties, their respective directors, officers and employees, or, to the Knowledge of the Seller, other Persons acting on behalf, at the direction of or under the control of any Seller Party involved with the Business or the Transferred Assets or Assumed Liabilities, (i) is or has been the subject of any past, present, future, or threatened Action, allegation, or whistleblower or other complaint or has undertaken or caused any internal investigation regarding an actual or alleged violation of any Trade Law; (ii) is reasonably expected to become the subject of or associated with any Action in relation to a violation of any Trade Law; (iii) has made or intends to make, any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any actual or potential violation of or liability arising under or relating to any Trade Law.
(h)    The Seller Parties have implemented and maintain policies, procedures, internal controls, and compliance programs in relation to the Business designed to ensure, and which are reasonably expected to continue to ensure, compliance with the FCPA and other Trade Laws.
Section 3.8    Litigation. Since January 1, 2017 through the date hereof, there is no civil, criminal or administrative Action by or against the Seller Parties with respect to the Business or the Transferred Assets pending, threatened in writing, or to the Knowledge of the Seller, threatened orally that would, individually or in the aggregate, reasonably be expected to be material to the Business. There is no Action pending, or to the Knowledge of the Seller, threatened, seeking to prohibit the transactions contemplated by this Agreement and the Ancillary Agreements. None of the Seller Parties is, or since January 1, 2017 has been, subject to any Order relating to the Business, the Transferred Assets or the Assumed Liabilities.
Section 3.9    Employee Plans.
(a)    Schedule 3.9(a)(i) of the Disclosure Schedules sets forth, as of the date hereof, to the extent permitted under applicable Privacy Obligations, a list of each Business Employee, such Business Employee’s employing legal entity, job title (and if different from such job title, position), status as exempt/non-exempt from applicable wage and hour Laws and full or part-time status, base salary, bonus opportunities, commission payments and other compensation payable to such Business Employee in the Seller’s fiscal 2020, the Business Employee’s date of hire, the Employee Plans in which such Business Employee is eligible to participate, visa/work permit type and status (as applicable), and the primary geographic location of their employment with the Seller Parties, as of the date hereof, broken down into the following categories: (i) active, (ii) inactive on leave of absence with reemployment rights and (iii) on short-term disability under the Seller Group’s short-term disability policy. The Seller shall provide an updated version of Schedule 3.9(a)(i) of the Disclosure Schedules effective on or about the date that is thirty (30) days prior to the anticipated Closing Date To the Knowledge of the Seller, as of the date hereof, no Business Employee at or above the level of Senior Director or with annualized compensation in excess of $200,000 has provided notice that he or she intends to terminate his or her employment with the Seller. The Seller has provided or made available to the Buyer a summary of all material Employee Plans.
(b)    With respect to the Employee Plans: (i) no event has occurred and, to the Knowledge of the Seller, there exists no condition or set of circumstances in connection with which the Seller or any of its Affiliates could be subject to any material Liability under the terms of such Employee Plan, ERISA or the Code, or other applicable Law in respect of any Business Employees, (ii) to the Knowledge of the Seller, each of the Employee Plans has been operated and administered in all material respects in accordance with its terms and applicable Law and administrative or governmental rules and regulations, including ERISA and the Code and (iii) each Employee Plan intending to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the IRS and, to the Knowledge of the Seller, no event has occurred, either by reason of any action or failure to act, which would cause the loss of any such qualification. All required contributions to Employee Plans have been made or properly accrued.
(c)    None of the Seller Parties or any of their ERISA Affiliates has, within the preceding six-year period, maintained, established, sponsored participated in, contributed to or had any Liability in respect of, any Employee Plan which is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA).
(d)    Neither the execution and delivery of this Agreement nor transactions contemplated hereby, either alone in conjunction with any other event, will (i) result in any payment becoming due to any Business Employee, (ii) increase any benefits otherwise payable under any Employee Plan, (iii) result in any acceleration of the time of payment, vesting or funding of any payment or benefit, or (iv) result in the forfeiture or loss of any payment or benefit by any Business Employee, except as set forth on Schedule 3.9(d). No amount paid or payable in connection with the transactions contemplated hereby, either alone or in conjunction with any other event, will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(e)    Each Employee Plan that is not subject exclusively to United States Law has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by applicable Law.
Section 3.10    Labor and Employment Matters. No Seller Party is a party to or bound by any labor or collective bargaining contract that pertains to any Business Employees, and no labor union, works council or similar labor organization represents or has within the one-year period prior to the date of this Agreement represented any Business Employees. There are no pending or, to the Knowledge of the Seller, threatened Actions concerning labor matters with respect to the Business, except for such Actions that would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Assets. No Seller Party has engaged in any material unfair labor practice. The Business is being conducted in material compliance with all applicable Laws regarding labor, employment and employment practices. None of the Seller Parties are delinquent in payment to any Business Employees or former employees of the Business for any services or amounts required to be reimbursed or otherwise paid with only immaterial exceptions.
Section 3.11    Insurance. There are no insurance policies in force relating solely to the Business and the Transferred Assets.
Section 3.12    Real Property. Schedule 3.12 of the Disclosure Schedules sets forth a true, correct, complete and accurate list of all real property leased pursuant to the Assumed Leases and the identity of the lessor under each such Assumed Lease. The Seller has provided the Buyer with true and complete copies of each Assumed Lease. With respect to each Assumed Lease, (i) such Assumed Lease is valid, binding, enforceable and in full force and effect; (ii) no Seller Party is in material breach or default under such Assumed Lease and the applicable Seller Part has paid all rent due and payable under such Assumed Lease; and (iii) no Seller Party has received nor given notice of any default under such Assumed Lease.
Section 3.13    Intellectual Property
(a)    Schedule 3.13(a) of the Disclosure Schedule sets forth a true, complete and accurate list of all Registered IP, as of the date hereof, included in the Transferred Intellectual Property. To the Knowledge of the Seller, the issued Patents, registered Copyrights and registered trademarks set forth in Schedule 3.13(a) of the Disclosure Schedule are valid, subsisting and enforceable. One of the Seller Parties is the sole and exclusive owner and, with respect to the Registered IP record owner, of all the Transferred Intellectual Property, free and clear of all Encumbrances other than Permitted Exceptions. As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Seller, threatened in writing, challenging the scope, validity or enforceability of any material Registered IP included in the Transferred Intellectual Property. None of the Seller Parties has granted any Person any right to control the prosecution or registration (other than prosecution or registration in the ordinary course on behalf of any of the Seller Parties) of any Transferred Patents or to commence, defend, or otherwise control any Action with respect to such Patents (other than third party counsel on behalf of any Seller Party). Since three (3) years prior to the date of this Agreement, none of the Seller Parties have transferred, sold or exclusively licensed any Patents that are practiced by the Business, other than Patents transferred in connection with the sale of a subsidiary or business unit. Subject to Section 5.16(b) and other than invention disclosures relating to the Patents set forth on Schedule 5.16(a)(i) of the Disclosure Schedules, Schedule 2.1(c)(ii) and Schedule 2.1(d) of the Disclosure Schedules sets forth all invention disclosures submitted pursuant to the Seller’s established invention disclosure process during the eighteen (18) months preceding the date of this Agreement that are owned by any Seller Party and that relate to the Business and include at least one Business Employee as a named inventor.
(b)    Since January 1, 2017, there has been no Action pending or, to the Knowledge of the Seller, threatened in writing (including in the form of offers or invitations to obtain a license) against the Seller Parties alleging that the conduct of the Business has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates Intellectual Property Rights of any Person. Since January 1, 2017, there have been no claims for indemnity by or against any Seller Party with respect to any Transferred Products.
(c)    Except as has not been and would not, individually or in the aggregate, reasonably be expected to be material to the Business, since January 1, 2017, to the Knowledge of the Seller, no Person has materially infringed, misappropriated or otherwise violated, or is materially infringing, misappropriating or otherwise violating, any Transferred Intellectual Property (excluding any standard-essential patents included in the Transferred Patents).
(d)    To the Knowledge of the Seller, since January 1, 2017, the conduct of the Business has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Person. Section 3.3(a)(iii), Section 3.13(b), Section 3.13(c), this Section 3.13(d) and Section 3.13(k) are the sole and exclusive representations and warranties regarding any infringement or misappropriation of Intellectual Property Rights.
(e)    The Seller Parties have taken commercially reasonable measures to protect and preserve the confidentiality, integrity, and security of the material Trade Secrets included in the Transferred Intellectual Property, including requiring all Persons having access thereto to execute written Contracts containing non-disclosure and non-use obligations. To the Knowledge of the Seller, there has not been any disclosure or access (other than by filing of Patent applications) to any material Trade Secret included in the Transferred Intellectual Property to any Person in the three (3)-year period preceding the date of this Agreement, in a manner that in a manner that has resulted in the loss of Trade Secret rights.
(f)    Schedule 3.13(f) of the Disclosure Schedules sets forth a true, complete and accurate summary in all material respects of all (i) outbound licenses, covenants not to sue, covenants not to assert, covenants to sue last, covenants not to enjoin, or other immunities from suit that encumber (excluding the Permitted Exceptions and other contractual obligations required to be disclosed pursuant to Section 3.13(i)) any Transferred Patents or (ii) obligations (or options granted to a third party) to sell, lease, license, transfer, divest, abandon, allow to lapse, dispose of, or otherwise mortgage, encumber or subject to any Encumbrance (other than Permitted Exceptions and other contractual obligations required to be disclosed pursuant to Section 3.13(i)) to any third party any Transferred Intellectual Property.
(g)    To the Knowledge of the Seller, each contractor and consultant (or their respective company employers) of the Seller and its Affiliates that has delivered, developed, contributed to, modified, or improved material Intellectual Property owned or purported to be owned by the Seller Parties and used by the Business that are not owned by a Seller Party by operation of law (each, a “Contributor”) has executed a valid written agreement assigning to the Seller exclusive ownership of all such Contributors’ right, title, and interest in and to such Intellectual Property.
(h)    No funding, facilities or resources of any Governmental Authority or any granting agency, university, college, or other academic institution, multi-national, bi-national or international organization or research center (each, an “Institution”) were used, directly or indirectly, to develop, create or reduce to practice, in whole or in part, any Transferred Products or Transferred Intellectual Property in a manner that created an Encumbrance on any Transferred Intellectual Property. No Contributor performed services for or was an employee or student, as applicable, of any Governmental Authority or Institution (i) while such employee, officer, consultant or contractor was also performing services for the Seller Parties or (ii) during the time period in which such employee, officer, consultant or contractor invented, created, developed or reduced to practice any Transferred Products or Transferred Intellectual Property, in each case in a manner that created an Encumbrance on any Transferred Intellectual Property.
(i)    To the Knowledge of the Seller, none of the Seller Parties are a member or promoter of, or a contributor to, or have made any commitments or agreements regarding, any patent pool, industry standards body, standard setting organization, industry or similar organization, in each case that requires or obligates any of the Seller Parties to grant or offer to any other Person any license or other rights related to FRAND / RAND or zero-royalty license to any Transferred Intellectual Property, except as set forth in Schedule 3.13(i) of the Disclosure Schedules.
(j)    Except as has not been or as would not reasonably be expected to be adverse to the Business in any material respect, since January 1, 2017, there have been no failures, breakdowns, breaches, outages or unavailability of the hardware, firmware, networks, platforms, servers, interfaces, applications, web sites, and related systems used by or on behalf of the Seller Parties in connection with the conduct of the Business (collectively, the “Business Information Systems”) or any Software used therewith. No Transferred Products or Software embodying any Transferred Intellectual Property, and to the Knowledge of the Seller, the Business Information Systems and any Software embodying any Licensed Intellectual Property, are free from any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry) or other software routines or hardware components intentionally designed to permit unauthorized access, to disable or erase software, hardware, or data. Except as has not been and as would not, individually or in the aggregate, reasonably be expected to be material to the Business, the Seller Parties have taken commercially reasonable efforts to comply with all, and the conduct of the Business since January 1, 2017 has not violated, and does not violate, any Privacy Obligations. There is no pending complaint, audit, proceeding, investigation, or claim initiated by any Governmental Authority or, to the Knowledge of the Seller, any other Person, alleging a violation of a Privacy Obligation with respect to the operation of the Business.
(k)    Except as has not been and as would not, individually or in the aggregate, reasonably be expected to be material to the Business, none of the Software included in any Transferred Products or embodying any Transferred Intellectual Property or Licensed Intellectual Property is subject to any open source license terms and used in a manner which would (i) require its disclosure or distribution in source code form, (ii) require as a condition of its use, modification or distribution that it, or other Software or Technology into which such Software or Technology is incorporated, integrated or with which such Software or Technology is combined or distributed or that is derived from or linked to such Software or Technology, be disclosed or distributed, or (iii) require the licensing thereof for the purpose of making derivative works. The Seller Parties’ use of Software and Technology has been, and is, in material compliance with the terms and conditions of all applicable open source license terms.
Section 3.14    Taxes.
(a)    To the extent a breach or inaccuracy of any of the following could result in a liability of the Buyer to any person, whether as a result of applicable Law, contract or otherwise:
(i)    All material Returns required to have been filed by the Seller Parties with respect to the Transferred Assets or the Business have been duly and timely filed (taking into account all applicable extensions of time to file), and all such Returns are true, correct and complete in all material respects.
(ii)    All material Taxes due and payable by the Seller Parties related to the Business or Transferred Assets, whether or not shown to be due on any Return, have been timely paid in full.
(iii)    There is no Tax Action pending with respect to any Tax or Return with respect to the Business or the Transferred Assets.
(b)    There are no Encumbrances related to Taxes (except Permitted Exceptions) on any of the Transferred Assets.
(c)    There are no material unpaid Taxes due and owing by the Seller Parties that are or could reasonably be expected to become an Encumbrance on the Transferred Assets.
(d)    None of the Transferred Assets is a United States real property interest within the meaning of Section 897(c) of the Code and Section 1.897-1(c) of the Treasury Regulations.
(e)    No Tax sharing or similar agreement (other than this Agreement or any commercial agreement the principal purpose of which does not relate to Taxes) is currently in effect with respect to the Business or the Transferred Assets that would bind, obligate or restrict the Buyer Parties after the Closing Date.
Section 3.15    Environmental Matters.
(a)    Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect (i) the Seller Parties are in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits in connection with the conduct or operation of the Business and the ownership or use of the Transferred Assets and (ii) there are no written claims alleging violation of or Liability pursuant to any Environmental Law pending or threatened against the Seller Parties in connection with the conduct or operation of the Business or the ownership or use of the Transferred Assets.
(b)    For purposes of this Agreement:
(i)    “Environmental Laws” means any Laws of any Governmental Authority in effect as of the date hereof relating to protection of the environment.
(ii)    “Environmental Permits” means all Permits under any Environmental Law.
Section 3.16    Material Contracts.
(a)    Schedule 3.16 of the Disclosure Schedules lists each of the following Contracts (such Contracts as described in this Section 3.16(a) being “Material Contracts”):
(i)    all Assumed Contracts with customers of the Business, other than Assumed Contracts with customers substantially in the standard form limited use licenses of the Seller Parties;
(ii)    all Assumed Contracts that include any covenant or Encumbrance (including with respect to Transferred Intellectual Property and Licensed Intellectual Property) (A) that will limit or purport to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time, or otherwise grant exclusivity in favor of any third party (including any exclusive outbound licenses, covenants not to sue, covenants not to assert, or covenants that restrict the owner’s ability to own, use, register, disclose or enforce any Transferred Intellectual Property (other than Permitted Exceptions)), or (B) that, in connection with the Business, restricts the right of the Seller to sell to or purchase from any Person, or that grants the other party or any third person “most favored nation” status;
(iii)    all joint venture, partnership or similar Assumed Contracts regarding ownership of or investments in any Person, business or enterprise;
(iv)    all Assumed Contracts that are inbound or outbound licenses regarding the use of any material Transferred Intellectual Property;
(v)    all Assumed Contracts that involve the lease of equipment;
(vi)    all Assumed Contracts that restrict any Seller Party’s ability to own, use, register, disclose or enforce any Transferred Intellectual Property (other than non-exclusive licenses);
(vii)    all Assumed Contracts that require payments after the date hereof in excess of $500,000 per year for the purchase or sale of products or parts or for the furnishing or receipt of services (excluding purchase orders entered into in the ordinary course of business);
(viii)    all Assumed Contracts that are settlement, conciliation or similar agreements which would require payment after the date hereof or which materially restrict or impose material obligations upon the Business;
(ix)    all Assumed Contracts with a Significant Customer, Significant Supplier or Governmental Authority;
(x)    all Assumed Contracts that involve an obligation to purchase a minimum quantity of goods or services;
(xi)    any collective bargaining agreements or other agreements with a trade union, works council or other similar labor organization to which a Seller Party is a party or otherwise bound that would affect any Business Employees after the Closing;
(xii)    all Assumed Contracts that provide for indemnification of another Person, other than standard indemnities entered into in the ordinary course of business; and
(xiii)    Assumed Contracts that are intracompany agreements between members of the Seller Group or to which any executive officer or director of the Seller is a party.
(b)    Each Assumed Contract is valid and binding on the applicable Seller Party and, to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect. No Seller Party is in breach of, or default under, any Assumed Contract to which it is a party, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Assets, taken as a whole. No event or circumstance has occurred that, with notice or lapse of time or both, would become a default by the applicable Seller Party under any Assumed Contract or result in a termination thereof or would cause acceleration or give rise to any right of termination, cancellation or acceleration under, or result in the loss of any right or benefit thereunder, except for any such failure to be valid and binding that would not, individually or in the aggregate, be or reasonably be expected to be material to the Business or the Transferred Assets, taken as a whole. The Seller has made available to the Buyer true, correct and complete copies of each Assumed Contract, together with all amendments and supplements thereto. No Seller Party has received any written notice, or, to the Knowledge of the Seller, oral notice, of any Person’s intent to terminate or materially amend any Assumed Contract, or amended, cancelled, terminated, relinquished, waived or released any Assumed Contract or any material right thereunder.
Section 3.17    Customers and Suppliers.
(a)    Schedule 3.17 of the Disclosure Schedules sets forth a true and complete list of the names of the 10 largest customers (based on revenue recognized during the applicable time period) to whom the Business has sold products during the year ended February 2, 2019 (each a “Significant Customer”), and the 10 largest suppliers or service providers (based on amounts paid during the applicable time period) from whom the Business has purchased supplies or services during the year ended February 2, 2019 (each a “Significant Supplier”).
(b)    As of the date of this Agreement, no Seller Party has received written notice from any Significant Customer or Significant Supplier that such Person shall not continue as a customer, supplier or service provider, as applicable, of the Business or that such Person intends to terminate or materially modify any Assumed Contract.
Section 3.18    Warranties. Schedule 3.18 of the Disclosure Schedules sets forth (x) the standard form product warranty with respect to Business Products and (y) warranties with respect to Business Products that are materially different from the standard form product warranty. No oral warranties have been given or made with respect to the Business Products. The Seller Parties have not been notified in writing or, to the Knowledge of Seller, orally of any claims for any warranty obligations in excess of $500,000 in any of the last three fiscal years of the Seller.
Section 3.19    Inventory; Transferred Personal Property.
(a)    All Inventory included in the Transferred Assets is of good and merchantable quality and is usable and saleable in the ordinary course of business, except for obsolete materials and materials of below standard quality in amounts consistent with past practice. The Inventory levels maintained by the Seller Parties for the Business as of the Closing Date will be adequate for the conduct of the operations of the Business in the ordinary course of business and at levels that, together with orders placed by the Buyer with suppliers of raw materials at the Closing, will be sufficient to support purchase orders relating to the Business that have been placed with the Seller Parties as of the Closing. None of the Inventory is held on consignment by third parties or by distributors.
(b)    The Transferred Personal Property is in good operating condition, working order and repair in all material respects, subject to ordinary wear and tear considering the age and ordinary course of use of such Transferred Personal Property and routine maintenance.
Section 3.20    Affiliate Transactions. No director, officer, employee, Affiliate, or, to the Knowledge of the Seller, any “associate” or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Securities Exchange Act of 1934, as amended) of the Seller or its Affiliates (each of the foregoing, a “Related Person”), other than in its capacity as a director, officer or employee of the Seller or any of its Affiliates, (a) is a party to any Contract relating to the Business or the Transferred Assets, (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any Transferred Asset or Assumed Liability, (c) has any claim or right against the Seller or any of its Affiliates relating to the Business or the Transferred Assets (other than rights to receive compensation for services performed as a director, officer or employee of the Seller or any of its Affiliates and other than rights to reimbursement for travel and other business expenses incurred in the ordinary course), or (d) provides services to the Seller or any of its Affiliates relating to the Business or the Transferred Assets (other than services performed as a director, officer or employee of the Seller or any of its Affiliates).
Section 3.21    Brokers. Except for Credit Suisse, the fees, commissions and expenses of which will be paid by the Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby or by the Ancillary Agreements based upon arrangements made by or on behalf of the Seller Parties.
Section 3.22    Exclusivity of Representations and Warranties. Neither the Seller nor any of its Affiliates or Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to the Business or the Transferred Assets (including any relating to financial condition or results of operations of the Business or maintenance, repair, condition, design, performance, value, merchantability or fitness for any particular purpose of the Transferred Assets), except as otherwise expressly set forth in this Article III and in the Ancillary Agreements, and the Seller hereby disclaims any such other representations or warranties.
Article IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer hereby represents and warrants to the Seller as follows:
Section 4.1    Organization.
(a)    Each of the Buyer Parties is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to (i) own, lease and operate its assets and (ii) carry on its business as it is now being conducted.
(b)    Each Buyer Party is duly qualified and licensed to do business as a foreign corporation in, and is in good standing (where such concept is applicable) in, each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such licensing necessary, except, in each case, where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Buyer Material Adverse Effect.
Section 4.2    Authority. The Buyer has the corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. Each other Buyer Party has full corporate power and authority to execute and deliver each of the Ancillary Agreements to which it will be a party, to perform its obligations thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and by each Buyer Party of each of the Ancillary Agreements to which it will be a party and the consummation by each Buyer Party of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements will have been, duly executed and delivered by each Buyer Party that is a party thereto and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements will constitute, the legal, valid and binding obligations of each Buyer Party, enforceable against such Buyer Party in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).
Section 4.3    No Conflict; Required Filings and Consents.
(a)    The execution, delivery and performance by the Buyer of this Agreement and the execution, delivery and performance by each Buyer Party of each of the Ancillary Agreements to which it will be a party, and the consummation of the transactions contemplated hereby and thereby do not and will not:
(i)    conflict with or violate the certificate of incorporation or bylaws of any Buyer Parties;
(ii)    conflict with or violate any Law applicable to the Buyer Parties or by which any property or asset of the Buyer Parties is bound or affected; or
(iii)    conflict with, result in any breach of, result in the loss of any right or benefit of, or cause acceleration of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) (or give rise to any right to terminate, cancel, amend or accelerate) under, or require any consent of any Person pursuant to, any material contract or agreement to which any Buyer Party is a party;
except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have or reasonably be expected to have a Buyer Material Adverse Effect.
(b)    The Buyer Parties are not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer Parties of this Agreement and each of the Ancillary Agreements to which it will be a party or the consummation of the transactions contemplated hereby and thereby, except (i) the Required Antitrust Approvals and the CFIUS Approval, (ii) where failure to obtain such notice, authorization, approval, order, permit or consent, or to make such filing or notification, would not, individually or in the aggregate, have or reasonably be expected to have a Buyer Material Adverse Effect or (iii) as may be necessary as a result of any facts or circumstances relating to the Seller or any of its Affiliates.
Section 4.4    Financing. The Buyer has, on the date hereof, the financial capability and all sufficient funds on hand, or otherwise readily available, necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements on the terms and subject to the conditions set forth in this Agreement and Ancillary Agreements, as applicable, and to pay all related fees and expenses of the Buyer and its Affiliates. Notwithstanding anything to the contrary herein, the Buyer acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent upon its ability to obtain any third party financing and affirms that obtaining such financing is not a condition to Closing.
Section 4.5    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby or by the Ancillary Agreements based upon arrangements made by or on behalf of the Buyer Parties.
Section 4.6    Buyer’s Investigation and Reliance. Each of the Buyer Parties is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Business, the Transferred Assets, the Assumed Liabilities and the transactions contemplated hereby, which investigation, review and analysis were conducted by the Buyer Parties together with expert advisors, including legal counsel, that it has engaged for such purpose. The Buyer Parties and their Representatives have been provided with access to the Representatives, properties, offices, plants and other facilities, books and records of the Seller relating to the Business and other information that they have requested in connection with their investigation of the Business, the Transferred Assets, the Assumed Liabilities and the transactions contemplated hereby. Neither the Seller nor any of its Affiliates or Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the Business, the Transferred Assets or the Assumed Liabilities made available in connection with the Buyer Parties’ investigation of the foregoing, except as expressly set forth in this Agreement and the Ancillary Agreements, and the Seller and its Affiliates and Representatives expressly disclaim any and all Liability that may be based on such information or errors therein or omissions therefrom, except as expressly set forth in this Agreement and the Ancillary Agreements. The Buyer Parties have not relied and are not relying on any statement, representation or warranty, oral or written, express or implied (including any representation or warranty as to merchantability or fitness for a particular purpose), made by the Seller or any of its Affiliates or Representatives, except as expressly set forth in this Agreement and the Ancillary Agreements. Neither the Seller nor any of its Affiliates or Representatives shall have or be subject to any Liability to the Buyer Parties or any other Person resulting from the distribution to the Buyer Parties, or the Buyer Parties’ use of, any information, documents or materials made available to the Buyer Parties, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form (other than this Agreement and the Ancillary Agreements) in expectation of, or in connection with, the transactions contemplated by this Agreement. Neither the Seller nor any of its Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Business or the Transferred Assets. The Buyer Parties acknowledge that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections and forecasts). The Buyer Parties acknowledge and agree that the representations and warranties in this Agreement and the Ancillary Agreements are the result of arms’ length negotiations between sophisticated parties and such representations and warranties are made, and the Buyer Parties are relying on such representations and warranties.
Article V
COVENANTS
Section 5.1    Conduct of Business Prior to the Closing.
(a)    Except as otherwise contemplated by this Agreement or as set forth on Schedule 5.1 of the Disclosure Schedules, between the date of this Agreement and the Closing Date, unless the Buyer shall otherwise provide its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall, and shall cause the other Seller Parties to, conduct the Business in the ordinary course of business in all material respects, and the Seller shall, and shall cause the other Seller Parties to, use their commercially reasonable efforts to preserve in all material respects the present commercial relationships with the Persons with whom the Seller Parties deal in connection with the conduct of the Business in the ordinary course.
(b)    Except as otherwise contemplated by this Agreement or as set forth on Schedule 5.1 of the Disclosure Schedules, between the date of this Agreement and the Closing Date, without the prior consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall not, and shall not permit the other Seller Parties to, in connection with the Business and the Transferred Assets:
(i)    sell, assign, transfer, lease, sublease, license, encumber or otherwise dispose of any Transferred Assets or any interest therein, or grant an option to do any of the foregoing, other than Inventory sold or disposed of, or non-exclusive licenses granted, in each case, in the ordinary course of business consistent with past practice;
(ii)    change the nature or scope of the Business in any material respect;
(iii)    create, assume or incur, or agree to create, assume or incur, any obligation or liability (contractual or otherwise, including any indebtedness) that would constitute an Assumed Liability, except in the ordinary course of business;
(iv)    amend, terminate, modify, cancel any material provision of, or waive any rights under or otherwise alter or change any of the material terms or provisions of any Assumed Contract or create any material default under the terms of any Assumed Contract;
(v)    acquire any corporation, partnership, limited liability company, other business organization or division thereof or any assets other than in the ordinary course of business, in each case that is material, individually or in the aggregate, to the Business taken as a whole;
(vi)    settle or offer or agree to settle any Action relating to the Business or the Transferred Assets if such settlement would involve any injunctive or equitable relief or impose restrictions or Encumbrances on any the Transferred Asset;
(vii)    release or waive the enforcement of any nondisclosure agreement, confidentiality agreement, noncompetition agreement, nonsolicitation agreement or other restrictive covenant obligation of any current or former employee or independent contractor as they relate to the Business;
(viii)    grant or announce any increase or decrease in or of the salaries, bonuses or other compensation or benefits payable to any Business Employees, other than (A) as required by Law, (B) pursuant to any Employee Plan in existence on the date hereof, (C) in connection with the ordinary course annual review cycle of the Seller Parties consistent with (x) past practices and (y) the treatment of similarly situated employees of the Seller Parties who are not Business Employees or (D) retention or other bonuses to be paid by the Seller prior to Closing;
(ix)     (A) terminate the employment of any Business Employee whose total annual cash compensation (consisting of base salary and target bonus) is at least $200,000 annually, except for cause (as determined by the Seller in its sole discretion), (B) transfer the employment of any Business Employee outside of the Business, or (C) hire any new employee who would qualify as a Business Employee if employed by the Seller Parties as of the date hereof, other than to replace any Business Employee whose employment terminates after the date hereof and with compensation and benefits substantially similar to those provided to similarly situated employees;
(x)    modify, amend, extend, renew, terminate or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any trade or labor union, works council, employee representative body, or labor organization in a manner that would affect any Business Employees;
(xi)    change the accounting methods, principles or practices as they relate to the Business, except as required by GAAP or in accordance with changes made by the Seller affecting its financial statements generally;
(xii)     (A) sell or agree to sell Inventory outside of the ordinary course of business consistent with past practice, including with respect to timing, pricing, discounting practices, warranties offered, bundling, sales volume and service levels, (B) engage in “channel stuffing” or “trade loading” of any Transferred Products or other activity that could reasonably be expected to result in an increase, temporary or otherwise, in the demand for any Transferred Product, (C) manufacture any Transferred Products in any manner that is not materially consistent with forecasted demand, or (D) order raw materials or other supplies for the manufacture of Transferred Products in quantities that are not in the ordinary course of business and consistent with the manufacturing needs of the Business;
(xiii)    sell, lease, license, transfer, divest, abandon, allow to lapse, dispose of, or otherwise mortgage, encumber or subject to any Encumbrance (other than Permitted Exceptions) to any third party any Transferred Intellectual Property, except for non-exclusive licenses and covenants not to sue (A) granted in the ordinary course of business or (B) pursuant to contractual commitments binding on the Seller Parties as of the date of this Agreement;
(xiv)    initiate development of, or accelerate the development of, any products, services or Technology (other than Transferred Assets) that (A) incorporate Transferred Technology or Transferred Non-Patent Intellectual Property and (B) were not, as of January 1, 2019, planned to be launched prior to the Closing Date, so that such products, services or Technology are produced or provided by or for, or sold by or on behalf of the Seller or its Affiliates as of the Closing Date;
(xv)    become a member or promoter of, or a contributor to, or have made any commitments or agreements regarding, any patent pool, industry standards body, standard setting organization, industry, working group, or similar organization, in each case that is reasonably determined by the Seller to require or obligate any of the Seller Parties to grant or offer to any other Person any license or other rights related to FRAND / RAND or zero-royalty license to any Transferred Intellectual Property, other than as set forth in Schedule 3.13(i) of the Disclosure Schedules;
(xvi)    write down or write up (or fail to write down or write up in accordance with GAAP consistent with past practice) the value of any Inventories or revalue any of the Transferred Assets other than in the ordinary course of business and in accordance with GAAP;
(xvii)    fail to renew or maintain in full force and effect any Permits in respect of the Business or the Transferred Assets; or
(xviii)    authorize, resolve, commit or agree (by Contract or otherwise) to do any of the foregoing.
Section 5.2    Covenants Regarding Information.
(a)    From the date hereof until the Closing Date, upon reasonable advance written notice, the Seller shall, and shall cause its Affiliates to, afford the Buyer Parties and their Representatives reasonable access to the Transferred Assets and senior manager level Business Employees, and shall furnish the Buyer with the Books and Records and such financial, operating and other data and information to the extent relating exclusively to the Business, the Transferred Assets and the Assumed Liabilities as the Buyer may reasonably request; provided, however, that any such access shall be conducted at the Buyer’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not unreasonably to interfere with the normal operations of the Seller Parties or the Business.
(b)    For a period of five years after the Closing or, if shorter, the applicable period specified in the Buyer Parties’ document retention policy, the Buyer shall, and shall cause its Affiliates to, afford the Representatives of the Seller reasonable access upon reasonable advance written notice (including the right to make photocopies), during normal business hours, to the Transferred Employees and to its books and records to the extent relating exclusively to the Business, the Transferred Assets and the Assumed Liabilities, provided, however, that any such access shall be conducted at the Seller’s expense and in such a manner as not to unreasonably interfere with the normal business operations of the Buyer Parties or the Business. In order to facilitate the prosecution or protection of Intellectual Property Rights that are Excluded Assets and that have a Transferred Employee named as an inventor, or for any Actions where access to Transferred Employees are necessary, for a period of two years following the Closing Date, at the Seller’s expense, the Buyer shall afford the Seller and its Representatives reasonable access upon reasonable advance written notice, to the Transferred Employees to execute any documents and take any other reasonable actions requested by the Seller in connection with such Actions or such prosecution or protection of Intellectual Property Rights.
(c)    For a period of five years after the Closing or, if shorter, the applicable period specified in the Seller Parties’ document retention policy, the Seller Parties shall, and shall cause its Affiliates to, (i) retain the books and records to the extent relating to the Business, the Transferred Assets or the Assumed Liabilities relating to periods prior to the Closing which shall not otherwise have been delivered to the Buyer, including any Books and Records not delivered to the Buyer as of the Closing, and (ii) upon reasonable advance written notice, afford the Representatives of the Buyer reasonable access (including the right to make photocopies), during normal business hours, to such books and records to the extent relating exclusively to the Business, the Transferred Assets and the Assumed Liabilities, provided, however, that any such access shall be conducted at the Buyer’s expense and in such a manner as not to unreasonably interfere with the normal business operations of the Seller Parties. In order to facilitate the prosecution or protection of Transferred Intellectual Property and that have an employee of the Seller Group that is not a Transferred Employee named as an inventor, or for any Actions where access to such employees are necessary, for a period of two years following the Closing Date, at the Buyer’s expense, the Seller shall afford the Buyer and its Representatives reasonable access upon reasonable advance written notice, to such employees to execute any documents and take any other reasonable actions requested by the Buyer in connection with such Actions or such prosecution or protection of Intellectual Property Rights.
(d)    Notwithstanding anything to the contrary in this Agreement, neither the Seller Parties nor the Buyer Parties shall be required to provide access to any information to the other party or its Representatives if the Seller or the Buyer, as the case may be, determines, in its reasonable discretion as to itself and its Affiliates, that (i) such access would jeopardize any attorney-client or other legal privilege, (ii) such access would contravene any applicable Laws, fiduciary duty or binding agreement (including any confidentiality agreement) entered into prior to the date hereof, (iii) the information to be accessed is pertinent to any Action in which the Seller Group, on the one hand, and the Buyer or any of its Affiliates, on the other hand, are engaged, (iv) the information to be accessed should not be disclosed due to its competitively sensitive nature, or (v) the information to be accessed relates to any consolidated, combined or unitary Tax Return filed by such party or any of its respective predecessor entities; provided that the parties shall work in good faith and use their reasonable efforts to mitigate such restrictions to allow disclosure of such information without causing any of the consequences described in clauses (i), (ii) or (iv).
(e)    No later than thirty (30) days after the end of the term of all Services under the Transition Services Agreement, the Seller (x) shall, and shall cause its Affiliates to, delete or restrict access of all personnel of the Seller or its Affiliates to the design files associated with any Transferred Products such that such design files are not accessible to any personnel of the Seller or its Affiliates (other than IT or legal personnel not engaged in the development of any products, services or Technologies), and (y) shall issue a communication to all employees of the Seller and its Affiliates that would reasonably be expected to hold any Non-Licensed IP in their computers, other devices or files (including cloud storage services), instructing them to delete any such Non-Licensed IP from their computers, other devices, and files (including cloud storage services). For purposes of this Section 5.2(e), “Non-Licensed IP” means copies and other embodiments of any Transferred Intellectual Property or any Transferred Technology, in each case to the extent not expressly licensed to the Seller and its Affiliates for continued use pursuant to any Ancillary Agreement.
Section 5.3    Exclusivity.
(a)    No Seller Party shall, and each of them shall cause their respective Affiliates and Representatives not to, directly or indirectly, solicit, knowingly encourage, knowingly facilitate, enter into, or accept any proposal or offer, or otherwise cooperate in any way with any Person or group, concerning a Competing Transaction, or initiate, enter into or continue to participate in any discussions or negotiations with any Person or group concerning a Competing Transaction, or agree to or endorse any Competing Transaction.
(b)    The Seller shall: (i) immediately notify any Person or group with which discussions or negotiations of the nature described in Section 5.3(a) are pending as of the date of this Agreement that the Seller is terminating such discussions or negotiations; and (ii) promptly (and in any event within one (1) Business Day) terminate access to any online or other data rooms containing information with respect to the Seller Parties (with respect to the Business), the Business, the Transferred Assets and the Assumed Liabilities by each Person and its representatives that on or prior to the date of this Agreement had access to any such online or other data rooms (other than the Buyer, its Affiliates or their Representatives).
Section 5.4    Notification of Certain Matters. Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that, if not cured, will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied.
Section 5.5    Employee Benefits.
(a)    Continuity of Employment for all Business Employees. Effective as of the Closing Date, the Buyer shall offer employment to each Business Employee in a substantially similar geographic location, and with (i) an annual base salary that is at least equal to his or her annual base salary as in effect with respect to such employee immediately prior to the Closing Date; (ii) an annual target cash bonus opportunity expressed as a percentage of base salary that is no less favorable than the annual target cash bonus opportunity expressed as a percentage of base salary offered to such employee immediately prior to the Closing Date; (iii) a patent bonus opportunity that is no less favorable than the patent bonus opportunity offered to similarly situated employees of the Buyer and its Affiliates; and (iv) compensation that is equivalent in value to the value of the unvested equity awards of the Seller held by such employee immediately prior to the Closing Date. Business Employees who accept such offers of employment from the Buyer are referred to herein as “Transferred Employees.” Such employment by the Buyer shall commence effective as of the Closing Date, and shall be deemed for all purposes to have occurred with no interruption or break in service. Prior to providing any such offers, and in no event less than five (5) calendar days prior to extending such offers, the Buyer shall provide the Seller with a detailed summary of the proposed offers, including proposed total compensation opportunities for each Business Employee to whom the Buyer will make an offer. To the extent requested in writing by the Seller in no event more than (3) calendar days after the Buyer provides the Seller with such summary, representatives of the Buyer shall meet with Representatives of the Seller to review such proposed offers and the Buyer shall consider in good faith any recommendations made by the Seller with respect to such offers. The Buyer shall maintain the compensation for all Transferred Employees at least at the level specified in the first sentence of this Section 5.5(a) at least until the date that is twelve (12) months following the Closing Date (or, such shorter period of employment, as the case may be). The Seller Parties shall, or shall cause their applicable Affiliates to, terminate the employment of each Business Employee to whom the Buyer has made an offer meeting the requirements of the first sentence of this Section 5.5(a) (other than any Leave Employee) (or have such Business Employees resign their employment) effective as of immediately prior to the Closing Date (or, to the extent a later date is required by applicable Law, such later date, in which case the Seller Parties shall notify such Business Employee on or as soon as practicable after the Closing Date of his or her termination of employment and be responsible for and retain all Liabilities and obligations regarding such notification and termination of employment). The Seller will comply with all notice and consultation requirements with any applicable labor union, works council or similar labor organization, as required by the transaction contemplated in this Agreement, on or prior to the Closing Date. Notwithstanding anything set forth in this Section 5.5 to the contrary, Leave Employees shall become Transferred Employees effective as of the date on which such Leave Employees are eligible to return to active service; provided, that all references in this Agreement to events that take place with respect to Transferred Employees as of the Closing shall take place with respect to any Leave Employee as of such Leave Employee’s commencement of employment with Buyer or one of its Affiliates; provided, further, that such Leave Employee returns to active employment within twelve (12) months following the Closing. In the event that the Buyer does not offer employment to any Business Employee in accordance with this Section 5.5(a), the Buyer shall be responsible for all costs and expenses arising out of or relating to the termination of employment of such Persons by the Seller.
(b)    Subject, and in addition, to any requirements imposed by applicable Law:
(i)    Service Credit. The Transferred Employees shall receive credit for all periods of employment and/or service with the Seller and its Affiliates (including service with predecessor employers, where such credit was provided by the Seller Group) prior to the Closing Date for purposes of eligibility and vesting (but not for benefit accrual, except for accrual of vacation and severance benefits under the Buyer’s relevant plans and policies and applicable Law, and as set forth in this Agreement); provided, that such service shall not be recognized to the extent such credit would result in a duplication of benefits or for purposes of any defined benefit pension plan, retiree medical plan or long-term incentive plan sponsored or maintained by the Buyer or its Affiliates. The Buyer shall, or shall cause its Affiliates to, provide severance benefits to any Transferred Employee who is terminated from employment (other than by the Buyer or its Affiliates for cause) during the twelve (12) month period following the Closing Date that are at least equal to the severance benefits to which such employee would have been entitled to receive immediately prior to the Closing Date in accordance with the terms of the applicable Employee Plan listed on Schedule 5.5(b)(i) of the Disclosure Schedules; provided, however, that nothing shall impact the Buyer’s right to terminate employment of a Transferred Employee.
(ii)    Employee Benefits—General. The Buyer, for at least one year following the Closing Date, shall provide the Transferred Employees with employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of the Buyer and its Affiliates. The Seller shall bear the expense of and responsibility for all Liabilities arising from claims by the Transferred Employees for benefits attributable to periods prior to the Closing Date under the Employee Plans maintained by the Seller, and the Buyer shall bear the expense of and responsibility for all Liabilities arising from claims by the Transferred Employees for benefits attributable to periods on or after the Closing Date under the benefit plans maintained by the Buyer. For purposes of determining whether Liability for welfare benefit claims is incurred prior to, or on or following the Closing Date, claims shall be deemed to be incurred as follows: (A) with respect to short-term disability, long-term disability, life and accidental death and dismemberment benefits, upon the event giving rise to such benefits, and (B) with respect to medical, dental, vision care, prescription and health-related benefits, upon provision of medical, dental, vision, prescription and health-related services, materials or supplies. Except as may be specifically required by this Agreement or by applicable Law, the Buyer shall not be obligated to continue to provide any particular employee benefits to any Transferred Employee.
(c)    Defined Contribution Plans. The Buyer agrees to have in effect on the Closing Date a defined contribution plan or plans with a salary reduction arrangement that covers Transferred Employees in the United States, the terms of which meet the requirements of Sections 401(a) and 401(k) of the Code (such plan or plans, the “Buyer Savings Plan”). Each Transferred Employee in the United States who is eligible to contribute to the Seller’s contribution plan (the “Seller Savings Plan”) on the Closing Date shall be eligible to contribute to the Buyer Savings Plan commencing as soon as administratively practicable after the Closing Date. The Transferred Employees in the United States shall be permitted to roll over their account balances (including loan balances, if permitted by applicable plan documents and plan administrator) from the Seller Savings Plan accrued through the Closing Date into their new accounts under the Buyer Savings Plan promptly after the Closing Date, subject to the terms and conditions of such plan, but in no event later than 90 days after the Closing Date or in contravention of ERISA or the Code.
(d)    Welfare Benefit Plans.
(i)    Effective as of the Closing Date, the Buyer shall offer the Transferred Employees and their eligible dependents participation in the medical plans of the Buyer. With respect to other welfare benefit plans, including medical, dental, life insurance, and short- and long-term disability (all of such welfare plans, including the Buyer’s medical plan described in the previous sentence, the “Buyer Welfare Benefit Plans”), the Buyer shall offer such other welfare benefit plans to the Transferred Employees as soon as practicable after the Closing Date, but in no event more than 30 days after the Closing Date. For those Transferred Employees who reside in the United States, the Buyer shall use commercially reasonable efforts to (i) waive all waiting periods and pre-existing condition clauses under the Buyer Welfare Benefit Plans for the Transferred Employees and their eligible dependents who were participating in the welfare benefits plans and programs of the Seller and its Affiliates (the “Seller Welfare Benefit Plans”) before the Closing Date; and (ii) cause the Buyer Welfare Benefit Plans to recognize any out-of-pocket medical and dental expenses incurred by each of the Business Employees and their eligible dependents prior to the Closing Date and during the calendar year in which the Closing Date occurs for purposes of determining deductibles and out-of-pocket maximums under the Buyer Welfare Benefit Plans (the Seller shall provide such information to the Buyer at or prior to the Closing).
(ii)    Effective as of the Closing Date, the Buyer shall assume all responsibilities and obligations for continuation coverage under Sections 601 et seq. of ERISA (“COBRA Obligations”) and any state continuation coverage requirements with respect to the Transferred Employees and their beneficiaries. The Seller agrees that it shall retain responsibility for COBRA Obligations to all qualified beneficiaries of covered employees for whom a “qualifying event” under COBRA occurs prior to the Closing.
(e)    Vacation Benefits. Subject, and in addition, to the requirements imposed by applicable Law, immediately prior to the Closing Date, the Seller Parties shall, or shall cause their Affiliates to, pay to each Transferred Employee his or her accrued and unused vacation and other paid time off.
(f)    WARN Act. The Buyer agrees to provide any required notice under the Worker Adjustment Retraining and Notification Act of 1988 (the “WARN Act”) and any similar state or non-United States Law, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring after the Closing Date. The Seller agrees to provide any required notice under the WARN Act, and any similar state or non-United States Law, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring on or prior to the Closing Date.
(g)    Annual Incentive Bonuses; Retention Bonus.
(i)    If the Closing occurs in the Seller’s 2020 fiscal year, on or about the date on which the Seller pays bonuses to its employees generally for such fiscal year, the Seller shall pay to the Buyer an amount equal to the aggregated pro-rated bonus amounts that would be attributable to all Transferred Employees for the Seller’s 2020 fiscal year through the Closing Date. Such aggregate amount shall be determined by the Seller in its reasonable discretion in a manner consistent with the determinations made for the applicable bonus plans generally. The Buyer shall distribute such bonus amount to the Transferred Employees as reasonably determined by the Buyer in a manner reasonably consistent with past practice of the Business and in consultation with the senior managers of the Business that are employees of the Buyer.
(ii)    If the Closing occurs in the Seller’s 2021 fiscal year and before the Seller pays its annual bonuses for such fiscal year, then on or about the date on which the Seller pays bonuses to its employees generally for such fiscal year, the Seller shall pay to the Buyer an amount equal to the aggregated bonus amounts that would be attributable to all Transferred Employees for the Seller’s 2020 fiscal year, along with an amount equal to the employer portion of any FICA, FUTA or similar employment Taxes payable with respect to such bonus payments. Such aggregate amount shall be determined by the Seller in its reasonable discretion in a manner consistent with the determinations made for the applicable bonus plans generally. The allocation to each Transferred Employee shall be determined by the Seller in a manner reasonably consistent with past practice of the Business and in consultation with the senior managers of the Business that are employees of the Buyer. The Buyer shall distribute such bonus amounts to the Transferred Employees (including any Transferred Employees whose employment with the Buyer terminates for any reason prior to the date of such distribution) in accordance with such allocations of the Seller.
(iii)    If the Closing occurs in the Seller’s 2021 fiscal year, on the Closing Date, the Seller shall pay to the Buyer an amount equal to the aggregated pro-rated bonus amounts that would be attributable to for all Transferred Employees for the Seller’s 2021 fiscal year based upon the portion of the applicable bonus plan year through the Closing Date. Such aggregate amount shall be determined by the Seller in its reasonable discretion based on actual performance for the Seller’s 2021 fiscal year through the Closing Date, as determined by the Seller in its reasonable discretion in a manner consistent with the determination of any accrual the Seller has made for such bonus plan as of the Closing Date for purposes of the Seller’s financial statements. The Buyer shall distribute such bonus amount to the Transferred Employees as reasonably determined by the Buyer in a manner reasonably consistent with past practice of the Business and in consultation with the senior managers of the Business that are employees of the Buyer.
(iv)    The Seller shall, as promptly as practicable after the date hereof, implement the retention plan for certain Business Employees in substantially the manner indicated in Schedule 3.9(a)(i) of the Disclosure Schedules.
(h)    Immigration Matters. The Seller Parties shall use their reasonable best efforts to ensure that any foreign nationals who requires a visa in order to work for the Buyer in his or her current position may continue to work in such position as a Transferred Employee following the Closing Date, or, as applicable, the date such Business Employee’s employment transfers to the Buyer if after the Closing Date, which efforts may include, but not be limited to, amending current visa petitions to properly reflect any new employing entity or position prior to Closing. To the extent required by Law to be employed by the Buyer, the Buyer shall employ those Transferred Employees who are foreign nationals working in the United States in non-immigrant status and those Transferred Employees for whom there are pending or approved I-140 immigrant petitions as of the Closing Date (collectively, the “Alien Employees”), under terms and conditions such that the Buyer qualifies as a “successor employer” under applicable United States immigration laws effective as of the Closing Date, including, but not limited to, 8 U.S.C. 1184(c)(10). As of the day after the Closing Date, the Buyer agrees to assume all immigration-related liabilities and responsibilities under applicable United States immigration laws with respect to such Alien Employees.
(i)    No Third-Party Beneficiaries. Nothing herein express or implied by this Agreement shall (i) confer upon any Business Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement, (ii) be treated as an amendment to, or prevent the termination of any employee benefit plan, program, arrangement or agreement sponsored or maintained by the Buyer, the Seller Parties or their respective Affiliates, or (iii) obligate the Buyer, the Seller Parties or any of their respective Affiliates to maintain any particular employee benefit plan, program or arrangement.
Section 5.6    Confidentiality.
(a)    Each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other party in connection with the transactions contemplated hereby and by any Ancillary Agreement pursuant to the terms of the confidentiality agreement dated February 25, 2019 between an Affiliate of the Buyer and an Affiliate of the Seller (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms, provided that the three-year period referred to in paragraph 11(e)(iii) shall extend to the third year following the termination of all services under the Transition Services Agreement. Upon the Closing Date, (i) the Transferred Confidential Information shall become the Proprietary Information (as defined in the Confidentiality Agreement) of the Buyer and its Affiliates and (ii) the Seller Continuing Confidential Information shall continue to be Proprietary Information of the Seller and its Affiliates. For purposes of this Agreement, (x) “Transferred Confidential Information” consists of all Proprietary Information that is a Transferred Asset (whether retained in possession of the Seller or any of its Affiliates or any of their employees other than the Transferred Employees and whether or not retained on any Excluded Asset after the Closing), except to the extent such information would cease to be Proprietary Information pursuant to the Confidentiality Agreement and (y) “Seller Continuing Confidential Information” consists of all Proprietary Information of the Seller or its Affiliates that is not a Transferred Asset (whether in possession of any Transferred Employee or the Buyer or any of its Affiliates before or after the Closing Date and whether or not disclosed to the Buyer or any Affiliate on any Transferred Asset), except to the extent such information would cease to be Proprietary Information pursuant to the Confidentiality Agreement.
(b)    The presence of any Proprietary Information that is not a Transferred Asset on any servers, computers or other equipment that is a Transferred Asset does not grant any title to or effect any assignment of such Proprietary Information to the Buyer or its Affiliates. The presence after Closing of any Proprietary Information that is a Transferred Asset on any servers, computers or other equipment that is not a Transferred Asset does not grant any title to or effect any assignment of such Proprietary Information to the Seller or its Affiliates.
Section 5.7    Consents and Filings.
(a)    Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to (i) obtain from Governmental Authorities all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and supply promptly any additional information and documentary material that may be requested by a Governmental Authority under any applicable Law (including promptly making available any information and appropriate personnel in response to any queries made by a Governmental Authority) and (ii) make all necessary filings as soon as reasonable practicable following the date hereof and, with respect to filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, within ten Business Days following the date hereof, and thereafter make any other required submissions, with respect to this Agreement if the parties reasonably determine that such a filing is required or advisable under applicable antitrust or similar Law, including the Required Antitrust Approvals (any such filing and the CFIUS Approval, a “Required Filing”), and each party shall, and shall cause its respective Affiliates to, cooperate fully to that end.
(b)    Without limiting the generality of the parties’ undertaking pursuant to Section 5.7(a):
(i)    The Buyer agrees to use its commercially reasonable efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to close the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable and in no event later than the Termination Date; provided, however, that nothing in this Agreement, including this Section 5.7, requires the Buyer or any of its Subsidiaries or Affiliates (A) to propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise, (i) the sale, divesture or disposition of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto or (ii) any material modification to the operation of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, or (B) to defend through litigation any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the Termination Date.
(c)    The Buyer and the Seller agree to use their respective reasonable best efforts and take any and all actions necessary to receive CFIUS Approval so as to enable the Closing, including:
(i)    Within fifteen (15) Business Days following the date hereof, unless otherwise agreed by the parties, the Buyer and the Seller shall submit to CFIUS a draft joint notice in connection with CFIUS Approval in accordance with the DPA, specifically 31 C.F.R. Part 801;
(ii)    Promptly after receipt of confirmation that CFIUS has no further comment to the draft joint notice, but no later than 45 days prior to Closing, the Buyer and the Seller shall submit to CFIUS a final joint notice in connection with the CFIUS Approval (the “CFIUS Notice”); and
(iii)    The Buyer and the Seller shall provide any information requested by CFIUS or any agency on behalf of CFIUS in connection with obtaining CFIUS Approval within the timeframes set forth in the DPA or such other timeframes as CFIUS may require.
(iv)    The Buyer and the Seller shall enter into a mitigation agreement, letter of assurance, national security agreement, proxy agreement, trust agreement or other similar arrangement or agreement, and provide any other assurances as may be necessary requested or imposed by CFIUS as a condition of CFIUS Approval. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, (A) neither the Buyer nor any of its Affiliates shall be required to, and neither the Seller nor any Affiliate of the Seller shall, without the prior written consent of the Buyer, take or agree to any action, condition, or restriction to obtain CFIUS Approval that would, or would reasonably be expected to, result in a Burdensome Condition and (B) neither the Seller nor any Affiliate of the Seller shall be required to take or agree to any action, condition, or restriction required to obtain CFIUS Approval that would, or would reasonably be expected to, (x) require the Seller or any Affiliate of the Seller to take any of the actions set forth in Section 5.1 of this Agreement, (y) be performed by the Seller or any Affiliate of the Seller after the Closing Date or (z) require the Seller to amend, waive or otherwise modify any provision of this Agreement. For purposes of determining whether a Burdensome Condition exists, clauses v, vi, and vii of the definition of Material Adverse Effect shall be disregarded.
(v)    If CFIUS informs the parties orally or in writing that CFIUS has recommended or intends to recommend in a report that the President of the United States prohibit the transactions contemplated by this Agreement, the Buyer or the Seller may, at either’s discretion, withdraw the CFIUS Notice, the other party shall cooperate in such withdrawal, and neither the Buyer nor the Seller shall have any further obligation to seek CFIUS Approval.
(d)    Each of the parties shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority. Neither party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and applicable Law, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under any Required Filing. Subject to the Confidentiality Agreement and applicable Law, the parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.
(e)    Notwithstanding anything to the contrary in Section 5.7(a), Sections 5.7(c)–(d) are the sole clauses governing CFIUS Approval.
Section 5.8    Further Assurances; Conveyance.
(a)    After the Closing Date, each party hereto shall use its commercially reasonable efforts from time to time to execute and deliver at the reasonable written request of the other party such additional documents and instruments, and to take, or refrain from taking, such other actions, as may be reasonably required to give effect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.
(b)    If, at any time in the twelve (12) months following the Closing, either party becomes aware that any Transferred Asset that should have been assigned, transferred, conveyed or delivered to, or any Assumed Liability that should have been assumed by, the Buyer or any of its Affiliates pursuant to the terms of this Agreement and the Ancillary Agreements, was not transferred, assigned, conveyed or delivered to, or assumed by, the Buyer or one of its Affiliates as contemplated by this Agreement and the Ancillary Agreements, then (i) the Seller shall, and shall cause its Affiliates to, cooperate with the Buyer and its Affiliates to promptly assign, transfer, convey or deliver such Transferred Asset to the Buyer or one of its Affiliates and (ii) the Buyer or one of its Affiliates shall promptly assume such Assumed Liability, in each case, for no consideration to the extent permitted by applicable Law and consistent with the terms of this Agreement and the Ancillary Agreements, as applicable. In the event that, in the first twelve (12) months following the Closing, any distributor returns to a Seller Party any Inventory sold to such distributor prior to Closing, the Seller shall cause such Seller Party to deliver such Inventory to the Buyer (any such deliveries to be made no less than quarterly to the extent that a Seller Party has received returns of Inventory during the applicable fiscal quarter). Delivery of Books and Records shall be subject to Section 5.8(g).
(c)    If, at any time in the twelve (12) months following the Closing, either party becomes aware that any asset which is not a Transferred Asset and should have been retained by, or any Excluded Liability which should have been retained by, the Seller or one of its Affiliates pursuant to the terms of this Agreement and the Ancillary Agreements was assigned, transferred, conveyed or delivered to, or assumed by, the Buyer or one of its Affiliates, then (i) the Buyer shall, and shall cause its Affiliates to, cooperate with the Seller and its Affiliates to promptly assign, transfer, convey or deliver such asset to the Seller or one of its Affiliates and (ii) the Seller shall, or shall cause one of its Affiliates to, promptly assume such Excluded Liability, in each case, for no consideration to the extent permitted by applicable Law and consistent with the terms of this Agreement and the Ancillary Agreements, as applicable.
(d)    The parties agree to use their reasonable best efforts to structure any transfer of assets, properties, rights, titles or interests, whether tangible or tangible, real or personal, referred to in Sections 5.7(b) and 5.7(d) in a manner that minimizes Taxes and is equitable from a legal perspective for the parties. The actions contemplated by Sections 2.1 and 2.2 shall be effected pursuant to transfer and assumption agreements or other instruments in such form as is necessary to effect a conveyance of the Transferred Assets and an assumption of the Assumed Liabilities in the jurisdictions in which such actions are to be made, and which shall be reasonably satisfactory to the Buyer and the Seller, to be executed (upon the terms and subject to the conditions hereof) on the Closing Date by the applicable Seller Parties and the applicable Buyer Parties, and such other conveyance, transfer and assumption documents as may be required in such jurisdictions, each of which shall be included in the meaning of Bill of Sale and Assignment and Assumption Agreement.
(e)    From and after the Closing, if a Transferred Product relies on unique external Power Management ICs for which there is no viable substitute that is reasonably available on commercially reasonable terms other than through the Seller Group (“PMIC”), the Seller shall supply, to the extent practicable and commercially reasonable for the Seller to do so, to the Buyer Parties such PMIC under terms and conditions, including pricing, in line with historical trends for the expected lifecycle of such product or until an alternative source becomes available. In the event it is not practicable and commercially reasonable for the Seller to supply any such PMIC, the Seller shall, for no additional consideration, grant to the Buyer the necessary rights held by the Seller and its Affiliates to enable the Buyer and its Affiliates to manufacture or have manufactured such PMIC.
(f)    If any Transferred Asset (other than Transferred Intellectual Property) is lost, destroyed, condemned or otherwise unable to be sold, assigned, transferred, conveyed or delivered to a Buyer Party at the Closing, the Seller or another Seller Party shall sell, assign, transfer, convey and deliver to the Buyer or another Buyer Party an asset of comparable value and utility at the Closing.
(g)    The Seller’s obligations to deliver Books and Records at the Closing will be satisfied if the Seller delivers to the Buyer Books and Records that the Seller has identified after reasonable review. If, at any time in the twelve (12) months following the Closing, either party becomes aware that any Books and Records were not delivered to the Buyer and its Affiliates at the Closing, then the Seller shall, and shall cause its Affiliates to, cooperate with the Buyer and its Affiliates to promptly deliver such Books and Records to the Buyer or one of its Affiliates. The Buyer shall also have the rights specified in Section 5.2.
Section 5.9    No Solicitation.
(a)    The Seller agrees that it will not, and will cause the other members of the Seller Group to not, (i) during the Restriction Period, personally or through others, directly or indirectly, encourage, induce, attempt to induce, solicit or attempt to solicit (on their own behalf or on behalf of any other Person) any Transferred Employee to leave his or her employment with the Buyer or its Affiliates, (ii) for twelve (12) months following the Closing Date, hire any Transferred Employee who resigns from his or her employment with the Buyer or its Affiliates, and (iii) with respect to any Business Employee who does not accept an offer of employment from the Buyer or its Affiliates under Section 5.5(a) (a “Non-Transferring Employee”), hire any such Non-Transferring Employee for a period of twelve (12) months following the Closing Date meeting the requirements of Section 5.5(a); provided, that no member of the Seller Group shall be restricted from (A) making a general solicitation that is not targeted specifically to any Transferred Employee, Non-Transferring Employee or group of the foregoing, (B) responding to any Transferred Employee or Non-Transferring Employee who contacts it at his or her own initiative without the prior direct or indirect encouragement or solicitation by any member of the Seller Group (other than as permitted by clause (A) or (C) of this proviso), (C) hiring persons, other than persons referred to in clause (ii) and (iii) for the periods specified therein, (x) who are referred by search firms or employment agencies or similar entities so long as such entities have not been instructed by any member of the Seller Group to solicit any Transferred Employee or Non-Transferring Employee or (y) to whom any member of the Seller Group may respond pursuant to clause (i) or (ii). Any violation of this Section 5.9(a) by any member of the Seller Group shall be deemed a violation of the Seller. The parties agree that if an employee of the Seller Group solicits a Transferred Employee without permission or authority from an executive officer of the Seller Group or member of the human resources department of the Seller Group, then such activity shall not be a violation of this Section 5.9(a) so long as the Seller Group terminates such solicitation activity promptly after an executive officer or member of the human resources group of the Seller Group becomes aware of such activity. The Buyer agrees to give notice to the Seller promptly if it becomes aware of any solicitation activity it believes may breach this Section 5.9(a), provided, that failure to give such notice shall not relieve any member of the Seller Group of any of its obligations under this Section 5.9(a).
(b)    The Buyer agrees that it will not, and cause its Affiliates not to, from the date of this Agreement until the end of the Restriction Period personally or through others, encourage, induce, attempt to induce, solicit or attempt to solicit (on their own behalf or on behalf of any other Person) any employee of any member of the Seller Group (other than the Business Employees) regarding whom the Buyer Parties (including through the Transferred Employees) have Proprietary Information (as defined in the Confidentiality Agreement) or have had or will have contact in connection with or as a result of the transactions contemplated by this Agreement or the Ancillary Agreements (a “Seller Employee”) to leave his or her employment with such member of the Seller Group; provided, that none of the Buyer or its Affiliates shall be restricted from (i) making a general solicitation that is not targeted specifically to any Seller Employee or group of Seller Employees, (ii) responding to any Seller Employee who contacts it at his or her own initiative without the prior direct or indirect encouragement or solicitation by the Buyer or its Affiliates (other than as permitted by clause (i) or (iii) of this proviso), (iii) hiring persons (x) who are referred by search firms or employment agencies or similar entities so long as such entities have not been instructed by the Buyer or any of its Affiliates to solicit any Seller Employee or (y) to whom the Buyer or its Affiliates may respond pursuant to clause (i) or (ii). Any violation of this Section 5.9(b) by any Affiliate of the Buyer shall be deemed a violation of the Buyer. Notwithstanding Section 5.13, the parties agree that if an employee of the Buyer or its Affiliates solicits a Seller Employee without permission or authority from an executive officer of the Buyer or member of the human resources department of the Buyer, then such activity shall not be a violation of this Section 5.9(b) so long as the Buyer terminates such solicitation activity promptly after an executive officer or member of the human resources group of the Buyer becomes aware of such activity. The Seller agrees to give notice to the Buyer promptly if it becomes aware of any solicitation activity it believes may breach this Section 5.9(b), provided, that failure to give such notice shall not relieve any Buyer Party of any of its obligations under this Section 5.9(b). In the event that this Agreement is terminated in accordance with its terms prior to Closing, in addition to any obligations under the Confidentiality Agreement, this Section 5.9(b) shall be binding upon the Buyer for the period from the date hereof until the first anniversary of the date of termination of this Agreement.
Section 5.10    Non-Competition.
(a)    Except with the prior written consent of the Buyer, for a period of three (3) years following the Closing Date (the “Restriction Period”), the Seller shall not, and shall cause members of the Seller Group (the Seller together with the other members of the Seller Group, the “Restricted Entities”) not to operate or engage in, or take steps to prepare to operate or engage in, any business conduct or activity that would compete with the Business (as such Business is conducted immediately prior to the Closing Date) worldwide (such business, as so conducted, a “Competing Business”).
(b)    Notwithstanding any provision to the contrary in this Section 5.10, any Restricted Entity may, directly or indirectly:
(i)    purchase or otherwise acquire by merger, purchase of assets, stock or equity interest or otherwise any Person or business the acquisition of which would otherwise cause non-compliance with Section 5.10(a), other than a De Minimis Investment (an “Acquisition”), so long as no more than 25% of the revenues of such Person or business are derived from the Competing Business; provided that if the Seller or any of its Affiliates acquire any interest that is not a De Minimis Investment (whether as a result of a merger, purchase of assets, stock or equity interest or otherwise) in any Person or business that engages in a Competing Business, then, to the extent such Person or business is not a De Minimis Business, the Seller and its Affiliates shall, within twelve (12) months from the date such transaction is consummated (regardless of whether such twelve (12) months expires during or after the Restriction Period), either divest or Wind-Down such portion of any such Person or business that is a Competing Business;
(ii)    acquire, own or manage for the account of third parties indirectly through a mutual fund, employee benefit plan, trust account not controlled by the Seller Group or similar investment pool or vehicle, any class of security of any Person regardless of whether such Person engages in a Competing Business; and
(iii)    have manufactured and sell Business Products that are not Transferred Products; provided that the applicable Seller Party must send an “end-of-life” notice with respect to each such Business Product within sixty (60) days after the date hereof.
(c)    The restrictions set forth in this Section 5.10 shall not apply to any third Person or any of such third Person’s current or future Affiliates that acquires, via a merger or business combination, any member of the Seller Group, or otherwise acquires all or part of the equity or assets of any member of the Seller Group.
(d)    None of the following shall be a violation of this Section 5.10: (x) the sale, distribution, license, fulfillment or other disposition, or any research, development, design, manufacture, procurement, provision, use, testing, marketing, configuration, qualification, installation, integration, support, or other commercialization and use (the foregoing collectively, “Exploitation”), by any member of the Seller Group of products, technology, service or support that are not in the Competing Business (collectively “Non-Competing Products”) to Person(s) who are engaged in a Competing Business, including the Exploitation of Non-Competing Products for use or integration with products or technology that are in Competing Businesses, (y) the Exploitation of products, technology, services or support, or other conduct of business, involving or relating to wireless wide area networks such as products for cellular infrastructure, or (z) the prosecution of any Intellectual Property Right not included in the Transferred Assets.
(e)    Exceptions set forth in Section 5.10(b)-(d) are set forth therein for the avoidance of doubt, as such exceptions cover actions not necessarily restricted by Section 5.10(a), and no inference shall be drawn that the activities described in such Section 5.10(b)-(d) are in any way restricted or limited by the restrictions set forth in Section 5.10(a).
(f)    If, at any time of enforcement of any of the provisions of this Section 5.10, a court of competent jurisdiction holds that the restrictions stated herein are unreasonable under the circumstances then existing, the parties hereto agree that the maximum period, scope or geographic area of this Section 5.10 shall be limited to those that are reasonable under the circumstances as determined by such court.
Section 5.11    Bulk Transfer Laws. The Buyer hereby waives compliance by the Seller Parties with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the sale of the Transferred Assets to the Buyer Parties.
Section 5.12    Third Party Licenses; Consents.
(a)    The Buyer shall use commercially reasonable efforts to obtain prior to Closing (i) licenses from the third parties listed on Schedule 5.12 of the Disclosure Schedule with respect to the Transferred Products and the Business and (ii) any consents required from third parties (other than consents from Governmental Authorities, which shall be governed by Section 5.7), and the Seller shall use commercially reasonable efforts to assist the Buyer to obtain such licenses and consents prior to the Closing (provided that the Seller shall not be required to breach any confidentiality obligations to any third party in connection with this Section 5.12). Any such licenses shall specify that the transactions contemplated under this Agreement are not a sale of Inventory that would trigger royalties under the Seller Parties’ or the Buyer Parties’ licenses with such parties. The Seller shall use commercially reasonable efforts to assist the Buyer in transitioning applicable customers, vendors and suppliers of the Business, including by providing a notice of transfer of any Transferred Asset.
(b)    In no event shall a Seller Party be required to make any payments in respect of any consent to assignment, or any third party license to be obtained by the Buyer, as a result of the transactions contemplated by this Agreement or any Ancillary Agreement.
Section 5.13    Cooperation Regarding Certain Employee Matters. During the period of twelve (12) months following the Closing, in the event that the Seller believes a Transferred Employee is violating a restrictive covenant or confidentiality obligation with respect to the Seller Parties, the Seller may communicate such belief to the Buyer and the Buyer will use commercially reasonable efforts to assist the Seller with enforcement of any such legally enforceable covenant or confidentiality that the Seller Parties had as of the Closing Date, in each case at the Seller’s cost and expense.
Section 5.14    Public Announcements. On and after the date hereof, the parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and neither party nor any of its respective Affiliates shall issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby prior to obtaining the other party’s written approval, which approval shall not be unreasonably withheld, except that no such approval shall be necessary to the extent (x) disclosure is substantially consistent with disclosure included in a press release or public statement previously approved by both parties or (y) disclosure may be required by applicable Law or any listing agreement of any party hereto (in the case of clause (y), the disclosing party, to the extent legally permissible and reasonably practicable, will use its commercially reasonable efforts to: (a) advise the other party before making such disclosure; and (b) provide the other party a reasonable opportunity to review and comment on such disclosure and consider in good faith any comments with respect thereto).
Section 5.15    Affiliate Transactions. Prior to Closing, the Seller shall have terminated or caused to be terminated without liability to any Buyer Party any Contract between the Seller or any of its Affiliates, on the one hand, and any Related Person, on the other hand, solely to the extent relating to the Business or the Transferred Assets.
Section 5.16    Transferred Patents.
(a)    No more than forty-five (45) days after the date hereof, the Seller and the Buyer shall determine the list of Transferred Patents pursuant to the selection process described on Schedule 5.16(a)(i) of the Disclosure Schedules. Such selection process shall be conducted only with respect to the Patents listed on Schedule 5.16(a)(ii) of the Disclosure Schedules (the “Eligible Patents”), together with any “family” members. Patents will be selected by “family,” which means that Patents will be selected as a group together with any Patents that claim priority from or share priority with such listed Patents and any Patents terminally disclaimed from or to any such Patents. The Eligible Patents selected by the Buyer pursuant to such process shall be listed on Schedule 2.1(c)(i) of the Disclosure Schedules and shall be the Transferred Patents. The Eligible Patents selected by the Seller pursuant to such process shall be listed on Schedule 2.2(m) of the Disclosure Schedules and shall be Excluded Assets, and shall be Marvell Retained Patents for purposes of the Intellectual Property Agreement. In no event shall the Transferred Patents constitute more than fifty percent (50%) of the Patent families included on the list of Eligible Patents.
(b)    With respect to any invention disclosures set forth on Schedule 2.1(c)(ii) of the Disclosure Schedules, fifteen (15) days prior to Closing, the Seller shall update such Schedule to (i) add any invention disclosures submitted pursuant to the Seller’s established invention disclosure process relating to the Business that include at least one Business Employee as a named inventor and (ii) remove any invention disclosures for which a patent application was filed (“ID Filed Applications”). One half of the ID Filed Applications shall be listed on Schedule 2.1(c)(i) of the Disclosure Schedules and shall be Transferred Patents. One half of the ID Filed Applications shall be listed on Schedule 2.2(m) of the Disclosure Schedules and shall be Marvell Retained Patents for purposes of the Intellectual Property Agreement. No more than ten (10) days prior to the Closing, the Buyer and the Seller shall meet in good faith to allocate the ID Filed Applications in accordance with the two preceding sentences.
(c)    The parties agree to the matters set forth in Schedule 5.16(c) of the Disclosure Schedules.
Section 5.17    Warranties. If a customer makes a claim under a warranty set forth on Schedule 3.18 of the Disclosure Schedules with respect to a Transferred Product manufactured, marketed, distributed or sold by the Business before the Closing Date, the Buyer shall determine whether to repair, replace or refund the purchase price of any such Transferred Product in accordance with the terms of the applicable warranty and in a manner consistent with the customary warranty claim practices of the Business as in effect prior to the Closing (including RMA processes).
(a)    If the Buyer determines to replace such Transferred Product, the Buyer shall replace such Transferred Product, and the Seller shall bear the manufacturing, shipping, and other delivery costs of the Transferred Product issued as a replacement, in each case at the Buyer’s actual cost without markup by the Buyer.
(b)    If the Buyer determines to refund the purchase price of such Transferred Product, the Seller shall bear such refund cost.
(c)    If the Buyer determines to repair such Transferred Product, the Buyer shall repair such Transferred Product. The Buyer shall bear the cost to correct or modify the design of any Transferred Product or its associated Software associated with such repair, except to the extent an “end-of-life” notice was sent to customers with respect to such Transferred Product prior to the Closing Date, in which case the cost of such correction and modification shall be borne by the Seller.
The Seller shall promptly remit payment to the Buyer for any costs borne by the Buyer under this Section 5.17 upon receipt of an invoice from the Buyer. For the avoidance of doubt, compensation requests and other customer claims for damages in respect of Transferred Products that are manufactured, marketed, distributed or sold by the Business before the Closing Date (other than those expressly addressed in Sections 5.17(a), (b) or (c)), and their resolution shall remain the responsibility of the Seller, and Liabilities arising therefrom shall be Excluded Liabilities.
Section 5.18    Transition Services Agreement Schedules. During the period between the date hereof and the Closing Date, the Buyer and the Seller agree to cooperate in good faith to finalize the terms of the schedules to the Transition Services Agreement as the parties may mutually agree.
Article VI
TAX MATTERS
Section 6.1    Tax Matters.
(a)    The Seller and the Buyer agree that the transactions contemplated hereby will be treated for all applicable Tax purposes as a purchase or sale of the Transferred Assets in exchange for the Purchase Price. For all Tax purposes, the Purchase Price plus any Assumed Liabilities that are treated as consideration for the Transferred Assets for U.S. federal income tax purposes (“Tax Purchase Price”) shall be allocated among each of the Seller Parties and Transferred Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. No portion of the Purchase Price shall be allocated to any other covenants (including the covenants contained in Section 5.10) or agreements contained in this agreement or any Ancillary Agreement (including the Intellectual Property Agreement).
(b)    Within forty-five (45) days following the date hereof, the Seller shall deliver to the Buyer a schedule showing the portion of the Purchase Price allocable among each of the Seller Parties (including the amount pertaining to the Marvell India Pte. Ltd.) and a schedule showing the amount of the Tax Purchase Price allocable to the Marvell India Pte. Ltd. among the assets of the Marvell India Pte. Ltd. (such schedules, collectively, the “Seller Allocation Schedule”). Following the delivery of the Seller Allocation Schedule, the Buyer shall have a period of twenty (20) days to provide the Seller with a statement of any disputed items with respect to the Seller Allocation Schedule (a “Dispute Statement”) and the parties will negotiate in good faith to resolve such dispute. In the event that the Seller and the Buyer are unable to reach agreement with respect to any disputed items within a period of five (5) days after the Seller’s receipt of such Dispute Statement from the Buyer, all such disputed items shall be referred to a nationally recognized accounting firm mutually agreed upon by the Buyer and the Seller (the “Arbiter”) for final resolution. The Buyer and the Seller shall act in good faith to cause the Arbiter to resolve any such disputed items within ten (10) days of having such items referred to the Arbiter, and the determination of the Arbiter shall be final and binding upon the Seller and the Buyer. The fees, costs and expenses of the Arbiter shall be borne equally by the Seller and the Buyer. The schedules, as prepared by the Seller if no Dispute Statement has been given, as adjusted pursuant to any agreement between the Buyer and the Seller, or as determined by the Arbiter, shall be considered the “Final Seller Allocation Schedule.”
(c)    Within eighty (80) days after the date hereof, the Buyer shall prepare and deliver to the Seller a written schedule (the “Proposed Allocation”) allocating the amount allocated to each of the Seller Parties pursuant to the Final Seller Allocation Schedule among the Transferred Assets of each of the Seller Parties. The Proposed Allocation shall be based on and shall not be inconsistent with the Final Seller Allocation Schedule. If the Seller disagrees with the Proposed Allocation, the Seller may, within twenty (20) days after the Seller’s receipt of the Proposed Allocation, deliver a written notice (the “Allocation Dispute Notice”) to the Buyer to such effect, specifying those items with which the Seller disagrees and setting forth the Seller’s proposed allocation. The Buyer and the Seller shall use commercially reasonable efforts to reach agreement on the disputed items or amounts within five (5) days of the Buyer’s receipt of the Allocation Dispute Notice (the “Discussion Period”). If the Buyer and the Seller are unable to resolve by written agreement any differences identified in the Allocation Dispute Notice within the Discussion Period, then any disputed items shall be referred to the Arbiter. The Buyer and the Seller shall act in good faith to cause the Arbiter to resolve any such disputed items within ten (10) days of having such items referred to the Arbiter, and the determination of the Arbiter shall be final and binding upon the Seller and the Buyer and shall not be inconsistent with the Final Seller Allocation Schedule. The fees, costs and expenses of the Arbiter shall be borne equally by the Seller and by the Buyer. The allocation, as prepared by the Buyer if no Allocation Dispute Notice has been given, as adjusted pursuant to any agreement between the Buyer and the Seller, or as determined by the Arbiter, shall be the final allocation (the “Final Allocation”).
(d)    Each party agrees to (i) be bound by the Final Allocation, (ii) act in strict accordance with the Final Allocation in the preparation and filing of all Returns, (iii) to the extent each party is required, timely file an IRS Form 8594 reflecting the Final Allocation for the taxable year that includes the Closing Date and to make any timely comparable filings required by applicable state or local Law and (iv) not take any position inconsistent with the Final Allocation for any Tax purpose, unless required by a “final determination” within the meaning of Section 1313(a) of the Code resulting from a Tax Action initiated by a Tax Authority challenging the Final Allocation, provided that the Buyer Parties’ cost for the Transferred Assets may differ from the amount so allocated to the extent necessary to reflect its capitalized acquisition costs not included in the amount realized by the Seller Parties. If any Tax Authority challenges the Final Allocation or any allocation resulting therefrom, the party receiving notice of such challenge shall give the other parties prompt written notice thereof and the parties shall use reasonable efforts to preserve the effectiveness of the Final Allocation.
(e)    Any indemnification payment pursuant to Article VIII (or otherwise) treated as an adjustment to the total consideration paid for the Transferred Assets shall be reflected as an adjustment to the consideration allocated to a specific asset, if any, giving rise to the adjustment and if any such adjustment does not relate to a specific asset, such adjustment shall be allocated among the Transferred Assets in accordance with the Final Allocation method provided in this Section 6.1.
Section 6.2    Straddle Periods. All personal property Taxes, real property Taxes, and similar ad valorem obligations levied with respect to the Transferred Assets for a Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. The Seller shall be liable for the amount of such Taxes that is apportioned to the Pre-Closing Tax Period, and the Buyer shall be liable for the amount of such Taxes that is apportioned to the Post-Closing Tax Period. Within a reasonable period, the Seller, on the one hand, and the Buyer, on the other hand, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.2, together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other party within 10 days after delivery of such statement. Any payment required under this Section 6.2 and not made within 10 days after delivery of the statement shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid.
Section 6.3    Cooperation on Tax Matters. The Buyer and the Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Transferred Assets (including access to books and records) as is reasonably necessary for the filing of all Returns, the making of any election relating to Taxes, the preparation for any audit by any Tax Authority and the prosecution or defense of any claims, suit or proceeding relating to any Tax and the payment of any amounts pursuant to Section 6.4 between the Buyer and the Seller.
Section 6.4    Transfer Taxes. All Transfer Taxes levied on the parties resulting from the transactions contemplated by this Agreement (which shall not include the transactions undertaken pursuant to the Transition Services Agreement) shall be borne 50% by the Seller and 50% by the Buyer. Each of the parties shall cooperate as reasonably requested by the other party in order to minimize Transfer Taxes. Each of the parties shall sign and file or cause an Affiliate of each of them to timely sign and file all necessary Returns and other documentation with the relevant Governmental Authority relating to such Transfer Taxes as it may be required to sign or file under applicable Law, including any certificates or forms as may be reasonably necessary or appropriate to establish an exemption from (or otherwise reduce) such Transfer Taxes. If the Seller is required by Law to file any such Return or other documentation, the Buyer shall, upon the receipt of a valid Tax invoice or such other documentation as it may reasonably require, pay to the Seller the amount of any Taxes required to be borne by the Buyer under this Section 6.4 with respect to such Return no later than three days prior to the due date thereof (and any payment not made by such time shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid). If the Buyer is required by Law to file any such Return or other documentation, the Seller shall, upon the receipt of a valid Tax invoice or such other documentation as it may reasonably require, pay to the Buyer the amount of any Taxes required to be borne by the Seller under this Section 6.4 with respect to such Return no later than three days prior to the due date thereof (and any payment not made by such time shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid). At the request of each party, the other party shall reasonably cooperate in making any filings required in order to obtain a refund for any Transfer Tax incurred in connection with the transactions contemplated by this Agreement. Any such refunds shall (net of any reasonable out-of-pocket costs and Taxes actually incurred in respect of the receipt of the refund) be for the Buyer or the Seller, as the case may be, to the extent attributable to payments of Taxes made by each such party.
Article VII
CONDITIONS TO CLOSING
Section 7.1    General Conditions. The respective obligations of the Buyer Parties and the Seller Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by either party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):
(a)    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.
(b)    Any waiting period (and any extension thereof) or required approval applicable to the transactions contemplated by this Agreement under any Required Antitrust Approval shall have expired or shall have been terminated or shall have been obtained, as applicable.
(c)    CFIUS Approval shall have been obtained in accordance with Section 5.7(c) and shall be in full force and effect.
Section 7.2    Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Seller in its sole discretion:
(a)    The Buyer Fundamental Representations shall be true and correct in all respects both when made and as of the Closing Date (except to the extent any such representation or warranty speaks as of a specified date, in which case such representation or warranty shall be true and correct in all respects as of such date). The representations and warranties of the Buyer contained in this Agreement (other than the Buyer Fundamental Representations) shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Buyer Material Adverse Effect” set forth therein (“Buyer Materiality Qualifiers”)), except as would not have a Buyer Material Adverse Effect. The Buyer Parties shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing. The Seller shall have received from the Buyer a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.
(b)    The Seller shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party other than the Seller Parties and received the other items to be delivered by the Buyer Parties pursuant to Section 2.7(c).
Section 7.3    Conditions to Obligations of the Buyer Parties. The obligations of the Buyer Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:
(a)    The Seller Fundamental Representations and the representations and warranties of the Seller contained in Section 3.6(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing (except to the extent any such representation or warranty speaks as of a specified date, in which case such representation or warranty shall be true and correct in all respects as of such date). The representations and warranties of the Seller contained in this Agreement (other than the Seller Fundamental Representations and the representations and warranties of the Seller contained in Section 3.6(b)) shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein (“Seller Materiality Qualifiers”)), except as would not have a Material Adverse Effect. The Seller Parties shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing. The Buyer shall have received from the Seller a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.
(b)    Since the date of this Agreement, there shall not have occurred a Material Adverse Effect. The Buyer shall have received from the Seller a certificate to the effect set forth in the preceding sentence, signed by a duly authorized officer thereof.
(c)    The Buyer shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party other than the Buyer Parties and received the other items to be delivered by the Seller Parties pursuant to Section 2.7(b).
Section 7.4    Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to use efforts to cause the Closing to occur as required by Section 5.7.
Article VIII
INDEMNIFICATION
Section 8.1    Survival of Representations, Warranties and Covenants.
(a)    The representations and warranties of the Seller and the Buyer contained in this Agreement, each Bill of Sale and Assignment and Assumption Agreement, and each Intellectual Property Assignment (the “Indemnification Ancillary Agreements”) shall survive the Closing for a period of 12 months after the Closing Date; provided, however, that the Buyer Fundamental Representations, the representations and warranties contained in Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.3(a)(i) (No Conflict), Section 3.21 (Brokers) (collectively, the “Seller Fundamental Representations”) and the IP Sufficiency Representation shall survive the Closing until the later of (A) the five-year anniversary of the Closing Date and (B) 60 days past the expiration of the statute of limitations applicable to matters covered thereby (after giving effect to any waiver or extension thereof granted by the applicable party or the pendency of any legal dispute resolution process).
(b)    The covenants and agreements of the Seller and the Buyer contained in this Agreement and the Indemnification Ancillary Agreements that by their terms contemplate performance prior to the Closing shall survive the Closing for a period of 12 months after the Closing Date. The covenants and agreements of the Seller and the Buyer contained in this Agreement and the Indemnification Ancillary Agreements that by their terms contemplate performance in whole or in part after the Closing shall survive for a period of 30 days following the date by which such performance was due.
(c)    The survival periods set forth in Sections 8.1(a) and (b) are in lieu of, and the parties expressly waive, any otherwise applicable statute of limitations, whether arising at law or in equity. Any claim for breach of representation or warranty hereunder shall be deemed to have accrued as of the Closing. No claim for breach of any representation, warranty, covenant or agreement may be brought after expiration of the survival periods set forth in Sections 8.1(a) and (b).
Section 8.2    Indemnification by the Seller. From and after the Closing, the Seller shall indemnify and hold harmless the Buyer, its Affiliates, and its and their respective officers, directors, employees and agents (collectively, the “Buyer Indemnified Parties”) from and against any losses, Liabilities, damages and expenses (including attorneys’ fees and disbursements) (hereinafter collectively, “Losses”) to the extent arising out of or resulting from:
(a)    any breach of any representation or warranty (other than a Seller Fundamental Representation or the IP Sufficiency Representation) made by a Seller Party contained in this Agreement or any Indemnification Ancillary Agreement (in each case disregarding all Seller Materiality Qualifiers);
(b)    any breach of any covenant or agreement of any Seller Party or breach of any Seller Fundamental Representation made by a Seller Party contained in this Agreement or any Indemnification Ancillary Agreement (the case of the Seller Fundamental Representations, disregarding all Seller Materiality Qualifiers);
(c)    any breach of the IP Sufficiency Representation (in each case disregarding all Seller Materiality Qualifiers); and
(d)    any Excluded Liability.
Section 8.3    Indemnification by the Buyer. From and after the Closing, the Buyer shall indemnify and hold harmless the Seller, its Affiliates, and its and their respective officers, directors, employees and agents (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent arising out of or resulting from:
(a)    any breach of any representation or warranty made by any Buyer Party contained in this Agreement or any Indemnification Ancillary Agreement (in each case disregarding all Buyer Materiality Qualifiers);
(b)    any breach of any covenant or agreement of any Buyer Party or breach of any Buyer Fundamental Representation made by a Buyer Party contained in this Agreement or any Indemnification Ancillary Agreement (the case of the Buyer Fundamental Representations, disregarding all Buyer Materiality Qualifiers); and
(c)    any Assumed Liability.
Section 8.4    Procedures.
(a)    In order for a Buyer Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement as a result of a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail (i) the facts giving rise to any claim for indemnification hereunder, (ii) the amount or method of computation of the amount of such claim, (iii) each individual item of Loss included in the amount so stated, to the extent known, (iv) the date such item was paid or properly accrued, and (v) the nature of the breach of representation, warranty, covenant or agreement with respect to which such Indemnified Party claims to be entitled to indemnification hereunder (all of the foregoing, the “Claim Information”), and shall provide any other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure.
(b)    The Indemnifying Party shall have the right to assume the defense of a Third Party Claim at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party, unless the Indemnifying Party has by written notice to the Indemnified Party of such assumption within 30 days after receipt of notice from the Indemnified Party of the commencement of such Third Party Claim. The Indemnified Party shall be entitled to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party, except that the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party if the Indemnified Party has been advised by outside counsel that the Third Party Claim is one in which the Indemnifying Party is also a party and joint representation would be inappropriate or there are legal defenses which are reasonably available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. All reasonable and actual out-of-pocket costs and expenses incurred in connection with such reasonable cooperation shall be borne by the Indemnifying Party. The Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the Liability in connection with such Third Party Claim, and which releases the Indemnified Party completely in connection with such Third Party Claim. The Indemnified Party shall not admit any Liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, (which consent shall not be unreasonably withheld).
(c)    Notwithstanding anything to the contrary herein, if the Seller is the Indemnifying Party, the Indemnifying Party shall not be entitled to assume control of the defense of the Third Party Claim for any Third Party Claim that does not relate to an Excluded Liability if (i) the Third Party Claim is asserted by or on behalf of a Person that is a material supplier, material customer or otherwise has a material relationship with the Business involving a matter that would materially and adversely affect the Business, (ii) the Third Party Claim relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation, (iii) the Third Party Claim seeks primarily injunctive or other equitable relief applicable to the Indemnified Party, (iv) the Third Party Claim, if determined adversely, could reasonably be expected to result in Losses in an amount in excess of the Indemnified Party’s right to recover pursuant to this Article VIII, or (v) the Indemnified Party shall have reasonably concluded that an actual or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party that would make separate representation advisable.
(d)    If the Indemnifying Party has assumed the control and defense of a Third Party Claim, the Indemnifying Party will not enter into any settlement of any Third Party Claim (i) that would lead to any Loss on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, (ii) which provides for injunctive or other non-monetary relief applicable to the Indemnified Party or does not include an unconditional release of all Indemnified Parties, or (iii) involves any finding or admission of any violation of Law or admission of any wrongdoing by or on behalf of the Indemnified Party or any violation of the rights of any Person by or on behalf of the Indemnified Party or includes a statement or admission of fault, culpability or failure to act by or on behalf of any Indemnified Party, in each case, without the prior written consent of the Indemnified Party.
(e)    In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim containing the Claim Information promptly to the Indemnifying Party, and shall provide any other information with respect thereto as the Indemnifying Party may reasonably request (a “Claim Notice”). The Indemnifying Party will have forty-five (45) days from receipt of such Claim Notice to dispute the claim. If the Indemnifying Party does not give notice to the Indemnified Party that it disputes such claim within forty-five (45) days after its receipt of the Claim Notice, the claim specified in such Claim Notice will be conclusively deemed a Loss subject to indemnification hereunder. If the Indemnifying Party delivers a notice that it disputes such claim within the forty-five (45) days after its receipt of the Claim Notice, then the parties shall promptly meet and use their reasonable efforts to settle the dispute. The failure to provide a Claim Notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters. For the avoidance of doubt, the Indemnified Party shall not be entitled to commence any Action against the Indemnifying Party for indemnification pursuant to this Section 8.4(e) unless the notice and procedural provisions set forth herein shall have been satisfied prior thereto.
Section 8.5    Limits on Indemnification.
(a)    Notwithstanding anything to the contrary contained in this Agreement, other than in the event of Fraud:
(i)    the Seller shall not be liable to any Buyer Indemnified Party for any claim for indemnification pursuant to Section 8.2(a) or Section 8.2(c) with respect to any claim unless such claim (together with all other claims, if any, resulting from substantially similar underlying facts, events or circumstances) involves Losses in excess of $150,000 (nor shall such item be applied to or considered for purposes of calculating the aggregate amount of Buyer Indemnified Parties’ Losses for purposes of clause (ii) below);
(ii)    the Seller shall not be liable to any Buyer Indemnified Party for any claim for indemnification pursuant to Section 8.2(a) unless and until the aggregate amount of all such Losses that may be recovered from the Seller equals or exceeds $8,800,000 (the “Basket Amount”), in which case the Seller shall be liable only for the Losses in excess of the Basket Amount;
(iii)    the maximum amount of indemnification available to any Indemnified Parties (A) against the Seller Parties pursuant to Section 8.2(a) or against the Buyer Parties pursuant to Section 8.3(a) shall be equal to $52,800,000, (B) against the Seller Parties pursuant to Section 8.2(b) or against the Buyer Parties pursuant to Section 8.3(b) shall be equal to the Purchase Price, and (C) against the Seller Parties pursuant to Section 8.2(c) shall be equal to $176,000,000;
(iv)    no party hereto shall have any Liability under any provision of this Agreement for any punitive, consequential, or incidental damages or special or indirect damages under this Article VIII (except to the extent such damages are actually recovered by a third party in a Third Party Claim); and
(v)    notwithstanding any provision to the contrary in this Agreement, any obligation of the Seller for indemnity with respect to Tax matters shall be limited solely to Taxes with respect to Pre-Closing Tax Periods and the Seller shall have no obligation for Taxes with respect to Post-Closing Tax Periods.
(b)    The amount of any and all Losses under this Article VIII shall be determined net of any insurance, indemnity, reimbursement arrangement, contract or other recovery available to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification (each, an “Alternative Recovery”); provided, the Indemnified Party shall not be required to pursue Alternative Recovery against any: (x) other Indemnified Party; or (y) customer, supplier or counterparty to a Material Contract unless such indemnification obligation exceeds $1,000,000 and it would be commercially reasonable to do so. Each party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses. In the event that the Indemnified Party receives recovery of any amount pursuant to an Alternative Recovery for which it has already been indemnified by the Indemnifying Party hereunder, the Indemnified Party will promptly refund an equal amount to the Indemnifying Party.
(c)    The Buyer and the Seller shall cooperate with each other with respect to resolving any claim or Loss for which indemnification may be required hereunder, including by making, or causing the applicable Indemnified Party to make, all commercially reasonable efforts to mitigate any such claim or Loss. Nothing in the foregoing shall require a party hereto to waive the attorney-client privilege, work product protection or similar privilege or protection.
Section 8.6    Exclusive Remedy.
(a)    After the Closing, subject to Section 8.6(b), this Article VIII will provide the exclusive remedy against the Seller and its Affiliates, in the case of Buyer Indemnified Parties, and against the Buyer and its Affiliates, in the case of Seller Indemnified Parties, for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any Indemnification Ancillary Agreement and/or the transactions contemplated hereby or thereby.
(b)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall (i) preclude a party from bringing any action seeking specific performance or other equitable remedy pursuant to Section 10.13 to require any other party to perform its obligations under this Agreement or an Indemnification Ancillary Agreement or (ii) limit the Buyer’s recourse or operate to release any of the Indemnified Parties in respect of Fraud with respect to the subject matter of the representations and warranties set forth in this Agreement.
(c)    The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the parties’ remedies with respect to this Agreement and the transactions contemplated hereby were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the terms of this Agreement and the Indemnification Ancillary Agreements.
Section 8.7    Treatment of Indemnity Payments. Following the Closing, any payment made pursuant to this Article VIII shall be treated by the parties hereto, to the extent permitted by Law, for federal income Tax and other applicable Tax purposes, as an adjustment to the cash proceeds received by the Seller Parties in the transaction contemplated by this Agreement.
Article IX
TERMINATION
Section 9.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of the Buyer and the Seller;
(b)     (i) by the Seller, if the Seller is not in breach of its representations, warranties, covenants or other obligations under this Agreement which would result in the failure to satisfy any of the conditions in Section 7.3(a) and the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2(a), (B) cannot be cured or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Seller or (ii) by the Buyer, if the Buyer is not in breach of its obligations under this Agreement representations, warranties, covenants or other obligations under this Agreement which would result in the failure to satisfy any of the conditions in Section 7.2(a) and the Seller Parties breach or fail to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3(a), (B) cannot be cured or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Buyer;
(c)    by either the Seller or the Buyer if the Closing shall not have occurred by August 31, 2020 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date; or
(d)    by either the Seller or the Buyer if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law that permanently restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or makes illegal the consummation of such transactions, and such Law shall have become final and non-appealable, unless the failure to consummate the Closing because of such action by a Governmental Authority results from a material breach by the party seeking to terminate this Agreement of its obligations under this Agreement.
The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party.
Section 9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no Liability on the part of either party except for the provisions of Sections 3.21 and 4.5 relating to broker’s fees and finder’s fees, Section 5.6 relating to confidentiality, Section 5.9(b) relating to nonsolicitation, Section 5.14 relating to public announcements, this Section 9.2 and Article X; provided, that nothing herein shall relieve either party from any Liability for any Fraud or willful and material breach of this Agreement prior to such termination.
Article X
GENERAL PROVISIONS
Section 10.1    Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.
Section 10.2    Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party.
Section 10.3    Waiver; Extension. The Seller, on the one hand and the Buyer, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other party contained herein, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered by such party pursuant hereto, or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in a written agreement signed on behalf of such party. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.
Section 10.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, e-mail or otherwise (other than automatically generated confirmation), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i)    if to the Seller, to:
Marvell Technology Group Ltd.

Canon’s Court

22 Victoria Street

Hamilton HM 12 Bermuda

Attention: General Manager

E-mail: c/o Mitch Gaynor, mgaynor@marvell.com
with a copy (which shall not constitute notice) to:
Marvell Semiconductor, Inc.

5488 Marvell Lane

Santa Clara, CA 95054

Attention: Chief Administration and Legal Officer

E-mail: mgaynor@marvell.com
and a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP

555 Mission Street Suite 3000

San Francisco, California 94105

Attention: Stewart L. McDowell

Facsimile: (415) 374-8461

E-mail:    smcdowell@gibsondunn.com
(ii)    if to the Buyer, to:
NXP USA, Inc.

6501 W. William Cannon Dr.

Austin, Texas 78735

Attention: General Counsel

E-mail:    general.counsel@nxp.com
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: Allison R. Schneirov

Facsimile: (917) 777-4138

E-mail:    Allison.Schneirov@skadden.com
and
Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention: Sonia K. Nijjar

Facsimile: (650) 798-6528

E-mail:    Sonia.Nijjar@skadden.com
Section 10.5    Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.
Section 10.6    Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.
Section 10.7    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except with respect to the provisions of Article VIII, which shall inure to the benefit of the applicable Indemnified Parties.
Section 10.8    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware or any other jurisdiction.
Section 10.9    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its successors or assigns against the other party shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 10.10    Disclosure Generally. Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule as though fully set forth in such Disclosure Schedule for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.
Section 10.11    Personal Liability. This Agreement shall not create or be deemed to create or permit any personal Liability or obligation on the part of any direct or indirect stockholder of the Seller or the Buyer or any officer, director, employee, Representative or investor of either party hereto.
Section 10.12    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, however, that the Buyer may assign this Agreement to any Affiliate of the Buyer without the prior consent of the Seller, except as set forth herein; provided further, that the Seller may assign any of its rights under this Agreement, including the right to receive the Purchase Price, to one or more Affiliates of the Seller without the consent of the Buyer; provided still further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Notwithstanding the foregoing, the Buyer shall not assign the rights under this Agreement to acquire any of the Transferred Intellectual Property to any Affiliate organized outside the United States without the prior written consent of the Seller.
Section 10.13    Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.
Section 10.14    Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.
Section 10.15    Severability. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the parties as evidenced hereby. The Buyer and the Seller agree that they shall, to the extent lawful and practicable, use their respective commercially reasonable efforts to enter into arrangements to reinstate the intended benefits, net of the intended burdens, of any such provision held invalid or unenforceable.
Section 10.16    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 10.17    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.
Section 10.18    Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.
Section 10.19    Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.
Section 10.20    No Presumption Against Drafting Party. Each of the Buyer and the Seller acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
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IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
MARVELL TECHNOLOGY GROUP LTD.
By:
    Name:    Mitch Gaynor
    Title:    Chief Administration and Legal
Officer
NXP USA, INC.
By:
    Name:     Sean Pitonak
    Title:    Vice President, Corporate
Development and M&A